FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 333-114196

AXTEL, S.A.B. DE C.V.
 (Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
+52(81) 8114-0000
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TABLE OF CONTENTS

PART I	FINANCIAL INFORMATION
Forward Looking Statements
	Item 1.	Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008
Condensed Consolidated Statements of Operations for the Three Month periods Ended on June 30, 2009 and 2008 and Six Months Ended June 30, 2009 and 2008
Condensed Consolidated Statements of Cash Flows for the Six Month periods Ended on June 30, 2009 and 2008
Condensed Consolidated Statement of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2009
Notes to Condensed Consolidated Financial Statements
	Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
	Item 3.	Quantitative and Qualitative Disclosures About Market Risk
	Item 4.	Controls and Procedures
PART II	OTHER INFORMATION
	Item 1.	Legal Proceedings
	Item 1A.	Risk Factors
	Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
	Item 3.	Defaults upon Senior Securities
	Item 4.	Submission of Matters to a Vote of Security Holders
	Item 5.	Other Information
	Item 6.	Exhibits and Reports
Signatures

In this report, references to “$,” “$US” or “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Mexican Pesos.  This report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

Unless otherwise indicated, this report contains discussions and financial information that was prepared in accordance with Mexican Financial Reporting Standards, which we refer to as ‘‘Mexican GAAP.’’ These principles differ in significant respects from U.S. generally accepted accounting principles, which we refer to as ‘‘US GAAP,’’ including, but not limited to, the treatment of the capitalization of pre-operating expenses, the capitalization of interest, severance, and deferred income taxes and employees’ profit sharing and in the presentation of cash flow information.

Forward Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements reflect our views with respect to our financial performance and future events.  All forward-looking statements contained herein are inherently uncertain.  Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein.  Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others.  Readers are cautioned not to place reliance on these forward-looking statements.  The following factors, as well as other factors described in other reports previously filed with the United States Securities and Exchange Commission could cause actual results to differ materially from such forward-looking statements:

•	competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video;

•	ability to attract subscribers;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	our ability to successfully conclude the integration of Avantel into Axtel;

•	our ability to manage, implement and monitor billing and operational support systems;

•	an increase in churn, or subscriber cancellations;

•	the control of us retained by certain of our stockholders;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital;

•	the effects of governmental regulation of the Mexican telecommunications industry;

•	declining rates for long distance traffic;

•
changes in the applicable fixed-to-mobile interconnection or termination rates; including legal challenges that could materially delay or completely cancel any benefits arising from new authorities’ resolutions;

•	fluctuations in labor costs;

•	foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	significant economic or political developments in Mexico and the United States;

•	the global telecommunications downturn;

•	the timing and occurrence of events which are beyond our control; and

•
other factors described in our recent filings with SEC, including but not limited, our Form 20-F for the year ending on December 31, 2008, all other Form 6-K filing reports, including our Form 6-K filing containing the financial results for the three-month period ending on March 31, 2009.

Any forward-looking statements in this document are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances.  Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations.  You are therefore cautioned not to place undue reliance on such forward-looking statements.  While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

PART I - FINANCIAL INFORMATION

ITEM 1.                      CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Quarterly Condensed Consolidated Financial Statements June 30, 2009
(With comparative figures as of December 31, 2008 and June 30, 2008)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

		(Unaudited)
		June 30,	December 31,
		2009	2008

Assets

Current assets:
Cash and cash equivalents	Ps.	1,090,172	1,105,576
Accounts receivable		1,967,498	1,796,664
Refundable taxes and other accounts receivable		225,596	250,284
Prepaid expenses		15,990	33,104
Inventories		148,256	138,898
Derivative financial instruments (note 4)		280,504	475,730

Total current assets		3,728,016	3,800,256

Property, systems and equipment, net (note 6)		15,109,427	15,306,448
Long-term accounts receivable		19,127	20,098
Intangible assets (note 7)		701,551	820,319
Pre-operating expenses, net		34,046	64,120
Deferred income taxes (note 11)		1,237,545	1,192,323
Deferred employee’s profit sharing		13,267	7,815
Investment in shares of associated company		15,988	18,008
Other assets, net (note 8)		318,610	339,774

Total assets	Ps.	21,177,577	21,569,161

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	Ps.	2,442,746	2,590,567
Accrued interest		132,538	136,532
Current maturities of long-term debt (note 9)		831,432	296,106
Taxes payable		111,409	133,985
Deferred revenue		513,178	547,628
Other accounts payable (note 10)		429,581	358,014

Total current liabilities		4,460,884	4,062,832

Long-term debt, excluding current maturities (note 9)		8,540,718	9,358,464
Severance, seniority premiums and other post retirement benefits		70,373	63,345
Deferred revenue		116,144	145,171
Other long-term accounts payable		10,616	7,932

Total liabilities		13,198,735	13,637,744

Stockholders’ equity (note 12):
Common stock		7,562,075	7,562,075
Additional paid-in capital		741,671	741,671
Reserve for repurchase of shares		162,334	162,334
Cumulative loss		(532,823)	(649,779)
Change in the fair value of derivative instruments		45,585	115,116

Total stockholders’ equity		7,978,842	7,931,417

Commitments and contingencies (note 13)

Total liabilities and stockholders’ equity	Ps.	21,177,577	21,569,161

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A.B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Thousands of Mexican pesos)

		Three months ended June 30, (Unaudited)		Six months ended June 30, (Unaudited)
		2009	2008	2009	2008
Telephone services and related revenues	Ps.	2,745,507	2,933,228	5,540,455	5,780,593

Operating costs and expenses:
Cost of sales and services		(720,635)	(1,003,967)	(1,549,154)	(1,985,905)
Selling and administrative expenses		(1,023,361)	(928,731)	(2,029,986)	(1,840,597)
Depreciation and amortization		(782,521)	(723,653)	(1,577,927)	(1,425,516)

		(2,526,517)	(2,656,351)	(5,157,067)	(5,252,018)

Operating income		218,990	276,877	383,388	528,575

Comprehensive financing result:
Interest expense		(189,876)	(196,642)	(403,788)	(406,810)
Interest income		5,123	11,970	16,124	28,758
Foreign exchange gain, net		662,312	215,540	199,778	303,899
Change in the fair value of derivative instruments		(22,074)	18,208	(22,382)	13,389

Comprehensive financing result, net		455,485	49,076	(210,268)	(60,764)

Employee’s profit sharing		(2,816)	(2,846)	(4,247)	(5,121)
Deferred employees’ profit sharing		2,896	-	5,453	(336)
Other (expenses) income, net		(260)	(8,008)	10,425	(14,453)

Other (expenses) income, net		(180)	(10,854)	11,631	(19,910)

Income before income taxes and equity in results of associated company		674,295	315,099	184,751	447,901

Income tax (note 11)		(5,182)	(39,442)	(7,079)	(44,272)
Deferred income tax (note 11)		(221,994)	(36,469)	(21,692)	(76,787)
Flat Rate Business Tax (note 11)		(16,094)	-	(49,884)	-
Deferred Flat Rate Business Tax (note 11)		55,539	-	32,316	-

Total income tax		(187,731)	(75,911)	(46,339)	(121,059)

Equity in results of associated company		(814)	676	(1,247)	1,000

Net income	Ps.	485,750	239,864	137,165	327,842
Weighted average common shares outstanding		8,769,353,223	8,522,810,598	8,769,353,223	8,769,353,223

Basic and diluted earnings per share (pesos)		0.06	0.03	0.02	0.04

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Cash Flows
(Thousands of Mexican pesos)

		Six months ended June 30,	Six months ended June 30,
		(Unaudited)	(Unaudited)
		2009	2008
Operating activities:
Net income	Ps.	137,165	327,842

Income taxes		46,339	121,059
Employee’s profit sharing		(1,206)	5,457
Issues related with investing activities:
Depreciation		1,433,589	1,258,599
Amortization		144,338	166,917
Loss in sale of property, system and equipment		6,282	63
Equity in (earnings) loss of associated company		1,247	(1,000)
Issues related with financing activities:
Interest expense		403,788	406,810
Amortization of premium on bond issuance		(2,274)	(2,274)
Change in the fair value of derivative instruments		22,382	(13,389)

Subtotal		2,191,650	2,270,084

Increase in accounts receivable		(262,569)	(180,814)
Increase in allowance for doubtful accounts		91,735	92,484
Increase in inventories		(9,359)	(22,724)
Increase in other accounts receivable		(7,239)	(95,654)
Decrease in accounts payable		(139,552)	189,919
Taxes paid		(39,322)	(108,504)
Decrease in deferred income		(63,477)	(188,486)
Increase (decrease) in other accounts payable and other liabilities		76,833	(10,975)

Net cash flows from operating activities		1,838,700	1,945,330

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,228,452)	(1,823,421)
Increase in other assets		(8,642)	(12,146)
Net cash flows used in investing activities		(1,237,094)	(1,835,567)

Net cash to be obtained from financing activities		601,606	109,763

Financing activities:
Interest paid		(405,851)	(332,077)
Proceeds from (payments of) loans, net		920	(1,683)
Change in the fair value of derivative instruments		(12,301)	(62,569)

Net cash flows from financing activities		(417,232)	(396,329)

Net increase (decrease) in cash		184,374	(286,566)

Adjustment to cash flow from changes in foreign exchange		(199,778)	(303,899)

Cash and cash equivalents at beginning of period		1,105,576	1,573,877

Cash and cash equivalents at end of period	Ps.	1,090,172	983,412

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Stockholders’ Equity
Six months ended June 30, 2009
(Thousands of Mexican pesos)

		Common stock	Additional paid-in capital	Shares repurchase program	Cumulative loss	Change in the fair value of derivative instruments	Total stockholders’ equity

Balances as of December 31, 2008	Ps.	7,562,075	741,671	162,334	(649,779)	115,116	7,931,417

Effects of the application of FRS C-8		-	-	-	(20,209)	-	(20,209)

Comprehensive income		-	-	-	137,165	(69,531)	67,634

Balances as of June 30, 2009 (Unaudited)	Ps.	7,562,075	741,671	162,334	(532,823)	45,585	7,978,842

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

(1)	Basis of presentation

On August 12, 2009, the Administration of the Company authorized the issuance of the accompanying condensed consolidated financial statements and related footnotes.

According to Mexican General Corporation Law and the Company statutes, the stockholders’ have the right to change the financial statements after their issuance. The accompanying financial statements will have to be approved at the next Stockholders’ Meeting.

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (FRS).

(2)	Organization, description of business and salient events

Axtel, S.A.B. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 13(f) and (g)).  In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint radio links, WiMAX, fiber optic and copper technology, which are used depending on the communication needs of the clients.

In a general ordinary meeting held on July 15, 2008, the stockholders’ approved the merger of Impulsora e Inmobiliaria Regional, S.A. de C.V., Adequip, S.A. de C.V., Avantel Equipos, S.A. de C.V., Avantel Recursos, S.A. de C.V., Avantel Servicios, S.A. de C.V. and Avantel Telecomunicaciones, S.A. de C.V. (as the mergers companies) into Servicios Axtel, S. A. de C. V. (as the merging company).  The merger was effective among the parties and in relation with third parties since August 1, 2008 and did not have any impact in the operation or the consolidated figures of the Company.

(3)	Financial statement presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with Financial Reporting Standards Generally Accepted in Mexico (FRS), which included the recognition of the effects of inflation on the financial information until December 31, 2007. Since January 1, 2008 the new FRS B-10 established that an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period), so according to this new FRS the Company is not recognizing any effects of inflation in the year 2009.

Cumulative inflation percentage of the three preceding years and the indexes used to recognized inflation through such year were as follows:

December 31,	NCPI	Inflation
		Yearly	Cumulative

2008	133.761	6.53%	15.01%
2007	125.564	3.76%	7.96%
2006	121.015	4.05%	4.05%
2005	116.301	3.33%	-

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

The accompanying financial statements should be read in conjunction with Axtel’s Annual Audited Financial Statements for the year ended December 31, 2008, as certain information and disclosures normally included in financial statements prepared in accordance with FRS have been condensed or omitted. The Company’s condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2009.

When reference is made to pesos or “Ps.”, it means Mexican pesos; when reference is made to dollars or U.S. $, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to “U.S. dollar millions”, the amounts in these notes are stated in thousand of constant Mexican pesos.

The U.S. dollar exchange rates as of June 30, 2009 and December 31, 2008 were Ps. 13.20 and Ps. 13.53 respectively. As of August 12, 2009, the exchange rate was approximately Ps. 12.92.

The consolidated condensed financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

The Company owns, directly or indirectly, 100% of the following subsidiaries:

Subsidiary	Main activity

Instalaciones y Contrataciones, S. A. de C. V. (“Icosa”)	Administrative services
Servicios Axtel, S. A. de C. V. (“Servicios Axtel”)	Administrative services
Avantel, S. de R.L. de C.V. (“Avantel”)*	Telecommunications services
Avantel Infraestructura S. de R.L. de C.V. (“Avantel Infraestructura”)*	Telecommunications services
Telecom Network, Inc. (“Telecom”)	Telecommunications services

* On June 30, 2005, Avantel Infraestructura and certain subsidiaries as partners, together with Avantel as a representative partner of the Joint Venture, entered into a Joint Venture agreement to permit Avantel provide services and operate Avantel Infraestructura´s public telecommunications network. Under this agreement, Avantel Infraestructura contributed the concessioned network, and the other associates contributed the customer agreements, as well as support and human resources services. As a result of the above, Avantel Infraestructura entered into an agreement with Avantel to transfer the concession rights granted by the Secretaria de Comunicaciones y Transportes (“SCT”).

(4)	Derivative instruments and hedging activities

The Company and its subsidiaries are exposed, by their normal business relations, to some financial risks such as interest rate risks and foreign exchange rate risks, principally. To mitigate the exposure to those risks, the Company and its subsidiaries use financial derivative instruments.

By using derivative financial instruments to hedge exposures to foreign exchange rate fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties. Under FRS counterparty credit risk is not considered.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

The Company must grant collateral, in cash and as specific agreements, in the case of having a margin call from the counterparty; a margin call is posted when the fair value of the derivative instruments is in excess of the amount established or threshold established by the counterparty.

For financial derivative instruments that are designated as hedging activities, the Company and its subsidiaries formally document the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed and the methodology to measure the ineffectiveness.

The Company and its subsidiaries assess, prospectively and retrospectively, at inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective according to accounting standards. The ineffective portion of the change in fair value of a derivative instrument is recorded in the results as part of the CFR. Due to the fact that the fair value of financial derivative instruments may suffer significant fluctuations, it is very probable that the Company will be exposed to the volatility related to unrealized profits and losses due to the changes in the fair value of financial derivative instruments in the future.

Financial derivative instruments designated as hedges

According to the accounting models for hedging activities that are permitted by financial accounting standards, the dimension, risks and estimated impact in the balance sheet or income statement of the following financial derivative instruments are presented below. Contrarily to financial instruments with trading purposes, the derivatives designated as hedges will not generate volatility in the income statement, as long as the instruments are highly effective and continue to meet the financial accounting standards to keep the classification as hedging activities.

Fair value hedge

a)
On March 22, 2007, the Company contracted a CCS (Currency Swap) to cover the risk of exchange rate generated by the syndicated term loan for U.S. $110.2 million, which matures in February 2012, in which the Company will receive payments of 3 month Libor plus 150 basis points over U.S. $110.2 million notional and will pay a monthly rate of TIIE 28 days plus 135 basis points over Ps. 1,215.5 notional which includes the amortizations of principal. The risks assumed by the Company in this transaction are a significant decrease in the exchange rate, an increase in the TIIE rate and/or a decrease in the LIBOR rate. This transaction is under the fair value hedge accounting model.

(Amounts in charts are expressed in millions)
			Estimated fair value (USD)
Counterparty	Notional	Conditions	(Unaudited) June 2009	December 2008
Credit Suisse	$1,215.5 MXP $110.2 USD	The Company pays TIIE + 135 basis points and receives Libor + 150 basis points	$16.1	$23.3

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

For the six months period ended June 30, 2009 the change in the fair value, without considering accrued interests, of the hedging activity of the syndicated term loan resulted in an unrealized loss amount of U.S. $7.6 million recognized in the comprehensive financial result, offset it by the change in the fair value of the debt valuated at June 30, 2009 in U.S. $5.7 million.

Cash flow hedge

a)
On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at a fixed annual rate of 7.625%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 3,038.75 (nominal value) at a fixed annual rate of 8.54%. The risks assumed by the Company in this transaction are a significant decrease in the exchange rate, an increase in the TIIE rate and/or a decrease in the LIBOR rate.

As of June 30, 2009, the CCS information is as follows:

(Amounts in charts are expressed in millions)
			Estimated fair value (USD)
Counterparty	Notional	Basic conditions	(Unaudited) June 2009	December 2008
Credit Suisse	$3,039 MXP $275 USD	The Company pays fixed annual rate of 8.54% and receives fixed annual rate of 7.625%	$5.5	$12.4

For the six months period ended June 30, 2009, the change in the fair value of this CCS was an unrealized loss amount of U.S. $7.3 million. This loss was recognized within the other comprehensive income section of equity, net of deferred taxes.

Embedded derivatives

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recorded U.S. $0.3 million from embedded derivatives effects during the six-month period ended June 30, 2009.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

(5)	Related parties transactions

The main transactions with related parties, during the six-month periods ended June 30, 2009 and 2008 are:

		(Unaudited)	(Unaudited)
		June 30,	June 30,
		2009	2008
Telecommunications service income	Ps.	292,039	288,839
Deferred revenue		208,179	216,628
Interest expense		17,493	19,994
Lease expense		15,354	11,405
Installations services expense		13,794	5,268
Commissions and administrative services		4,752	6,367
Other	Ps.	30,118	21,667

The balances with related parties as of June 30, 2009 and December 31, 2008, included in the accounts receivable, accounts payable and accrued liabilities, respectively are as follows:

		(Unaudited) June 30,	December 31,
		2009	2008
Due to:
Instalaciones y Desconexiones Especializadas, S.A. de C.V.	Ps.	828	3,191
Neoris de Mexico, S.A. de C.V.		180	14,191
GEN Industrial, S.A. de C.V.		160	84

	Ps.	1,168	17,466

As of June 30, 2009 the Company has debt with Citibank, N.A. and Banamex, S.A. as described in note 9. Also as described in note 13 (j), Banamex was the issuing bank for the letter of credit.

(6)	Property, systems and equipment

Property, systems and equipment are as follows:
		(Unaudited)
		June 30,	December 31,
		2009	2008	Useful lives

Land	Ps.	167,331	167,331
Building		263,659	335,048	25 years
Computer and electronic equipment		2,326,818	2,192,657	3 years
Transportation equipment		203,434	143,013	4 years
Furniture and fixtures		181,928	169,238	10 years
Network equipment		22,325,394	20,692,528	6 to 28 years
Leasehold improvements		360,820	271,881	5 to 14 years
Construction in progress		1,797,924	2,418,684
Advances to suppliers		38,621	61,803
		27,665,929	26,452,183

Less accumulated depreciation		12,556,502	11,145,735

Property, systems and equipment, net	Ps.	15,109,427	15,306,448

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

(7)	Intangible assets

Intangible assets consist of the following:
		(Unaudited)
		June 30,	December 31,
		2009	2008

Telephone concession rights AXTEL	Ps.	1,073,135	1,073,135
Telephone concession rights Avantel		114,336	114,336
Customers relationships		324,183	324,183
Trade name “Avantel”		186,074	186,074

		1,697,728	1,697,728
Less accumulated amortization		996,177	877,409

Intangible assets, net	Ps.	701,551	820,319

Concessions rights of the Company

The Company has either obtained concessions as described below to offer telecommunications services or auctioned the following licenses over the spectrum of frequencies necessary to provide the services:

•
On June, 1996 Axtel obtained a concession to offer local and long distance telephony services, for a period of thirty years. To maintain this concession the Company needs to comply with certain conditions. It can be renewed for another period of thirty years;

•
On September 15, 1995 Avantel obtained a concession to offer local and long distance telephony services, for a period of thirty years. To maintain this concession the Company needs to comply with certain conditions. It can be renewed for another period of thirty years;

•	Two concessions in 929 MHz to offer mobile paging services;

•	50 MHz in the 3.4GHz band. The licenses obtained allow nationwide coverage. The investment was Ps. 831,043 for a period of twenty years with an extension option;

•	56 MHz in the 7 GHz band, countrywide coverage, for a point-to-point transport (through the property of 50% of Conectividad Inalambrica 7GHz, S. de R.L.);

•	60 MHz for Point-to-Multi-Point in the 10.5GHz band nationwide. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 160,931 for the Company;

•	120 MHz in three regions in 10.5 GHz band, for point-to-multi-point access (Concession originally granted to Avantel);

•
112 MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band, both with nationwide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 81,161 for the Company;

•	56 MHz in the 15 GHz band, nationwide coverage, for point-to-point access and transport (Concession originally granted to Avantel);

•	268 MHz in the 23 GHz band, nationwide coverage, for point-to-point access and transport (Concession originally granted to Avantel);

•	112 MHz in the 37 to 38.6 GHz band, in 5 regions, for point-to-point transport (Concession originally granted to Avantel).

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Each license of spectrum has a period of life of 20 years and it can be renovated for additional periods of 20 years as long as Axtel complies with all of its obligations, with all conditions imposed by the law and with any other condition that SCT imposes.

The concessions allow the Company to offer the following services:

•	Local telephony service;
•	National long distance telephony service;
•	Selling or leasing of network capacity for the generation, transmission or reception of data, signs, images, voice, sounds and other type of information of any kind;

•	Selling or leasing network capacity from other countries, including the leasing of digital circuits;
•	Value added services
•	Operator services
•	Mobile paging services
•	Data services, video, audio conferences and videoconferences, except to restricted TV, continuous services of music or digital audio services; and

•	Prepaid phone cards or credit phone cards

In November 2006, SCT granted us, as part of the concession of Axtel, a new permission to provide SMS (short messaging system) to our customers.

Intangible assets arising from the acquisition of Avantel

Derived from the acquisition of Avantel, the Company recorded certain intangible assets such as: trade name “Avantel”, customer relationships and telephone concession rights, whose value were determined by using an independent external expert appraiser at the acquisition date and accounted for in accordance to FRS B-7. The trade name and customer relationships are amortized in over a three-year period; meanwhile the concession is amortized over the remaining term of the concession on a straight-line basis.

(8)	Other assets

Other assets consist of the following:
		(Unaudited)
		June 30,	December 31,
		2009	2008
Notes issuance costs	Ps.	143,730	143,730
Long-term prepaid expenses		84,686	92,003
Telmex / Telnor infrastructure costs		68,279	68,279
Guarantee deposits		41,486	38,003
Deferred financing costs		41,016	41,016
WTC concession rights		22,474	22,474
Others		112,881	110,087

		514,552	515,592
Less accumulated amortization		195,942	175,818

Other assets, net	Ps.	318,610	339,774

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

(9)	Long-term debt

Long-term debt as of June 30, 2009 and December 31, 2008 consist of the following:

		(Unaudited)
		June 30,	December 31,
		2009	2008
U.S. $ 275,000,000 in aggregate principal amount of 7 5/8 % Senior Unsecured Notes due 2017. Interest is payable semi-annually in February 1 and August 1, of each year.	Ps.	3,630,633	3,723,033

U.S. $162,500,000 in aggregate principal amount of 11% Senior Unsecured Notes due 2013. Interest is payable semi-annually in arrears on June 15, and December 15 of each year.		2,145,373	2,199,973

Premium on Senior Notes issuance		20,468	22,743

Unsecured Syndicated Loan with Citibank, N.A., as the administrative agent, and Banamex as the peso agent, with a peso tranche in the aggregate amount of Ps. 1,042.4 and a U.S. dollar tranche in the aggregate amount of U.S. $110.2. The final maturity date is February 2012, with quarterly principal repayments starting February 2010, with an interest rate for the tranche in pesos of TIIE + 150 basis points, and the tranche in U.S. dollar of LIBOR + 150 basis points.		2,497,588	2,534,623

Change in the fair value of syndicated loan		175,366	250,083

Capacity lease agreement with Teléfonos de Mexico, S.A.B. de C.V. of approximately 800,000 payable monthly and expiring in 2011.		349,854	415,184

Other long-term financing with several credit institutions with interest rates fluctuating between 6.0% and 7.5% for those denominated in dollars and TIIE (Mexican average interbank rate) plus three percentage points for those denominated in pesos.		552,868	508,931

Total long-term debt		9,372,150	9,654,570

Less current maturities		831,432	296,106

Long-term debt, excluding current maturities	Ps.	8,540,718	9,358,464

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Annual installments of long-term debt are as follows:

Year		(Unaudited) Amount

June 2011	Ps.	1,345,518
June 2012		1,143,436
June 2013		79,923
2014 and thereafter		5,971,841

	Ps.	8,540,718

Some of the debt agreements that remain outstanding establish certain covenants, the most significant of which refer to limitations on dividend payments and comprehensive insurance on pledged assets. For the year ended December 31, 2008, and as of June 30, 2009, the Company was in compliance with all of its covenants.

(10)	Other accounts payable

As of June 30, 2009 and December 31, 2008, other accounts payable consist of the following:

		(Unaudited)
		June 30,	December 31,
		2009	2008

Guarantee deposits (note 13(c))	Ps.	171,630	175,998
Interest payable (note 13(c))		105,592	103,709
Guarantee deposit (SR Telecom)		10,413	10,678
Other		141,946	67,629

Total other accounts payable	Ps.	429,581	358,014

(11)	Income (IT) and assets taxes (TA), flat tax (IETU) and tax loss carryforwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation prior to the enactment of the new tax laws in October 2007 described below, companies must pay either the IT or IETU, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from financial reporting standards.

On October 1, 2007 new laws were published, a number of tax laws were revised, and additionally a presidential decree was issued on November 5, 2007, all of which will come into effect on January 1, 2008.  The most important changes are: (i) derogation of the Asset Tax Law and (ii) the introduction of a new tax (Flat Tax Rate or IETU) which is based on cash flows and limits certain deductions; additionally, certain tax credits are granted mainly with respect to inventories, salaries taxed for IT purposes and social security contributions, tax losses arising from accelerated deductions, recoverable asset tax, and deductions related to investments in fixed assets, deferred charges and expenses.

Accordingly, beginning in 2008, companies will be required to pay the greater of their IETU or IT.  If IETU is payable, the payment will be considered final and not subject to recovery in subsequent years.  The IETU rate is 16.5% for 2008, 17% for 2009 and 17.5% for 2010 and thereafter.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

According to financial accounting standards, management performed an evaluation of the tax that the Company and its subsidiaries will be subject for the years ended December 31, 2008 and 2007. Due to the current economic situation and based upon the estimations made for future years, the Company determined that certain subsidiaries will be subject to IETU. As a result, the Company canceled IT recorded for an amount of Ps. 214,003 and registered deferred IETU for an amount of Ps. 32,046 as of December 31, 2008.  For presentation purposes of deferred taxes, deferred IETU and IT are presented jointly.

For the six months ended June 30, 2009 and 2008 (unaudited), deferred IT amounted to a benefit (expense) of Ps. 10,624 and Ps. (76,787), respectively.

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2008 are presented below:

Deferred tax assets:
Net operating loss carryforwards	Ps.	1,071,970
Allowance for doubtful accounts		363,091
Accrued liabilities		169,693
Deferred IETU		32,046
Recoverable AT		418,851
Premium on bond issuance		2,656
Property, systems and equipment		55,459

Total gross deferred tax assets		2,113,766

Less valuation allowance		602,211

Net deferred tax assets		1,511,555
Deferred tax liabilities:
Telephone concession rights		211,331
Fair value of derivative instruments		45,339
Intangible and other assets		62,562

Total deferred tax liabilities		319,232

Deferred tax assets, net	Ps.	1,192,323

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment.  In order to fully realize the deferred tax asset as of December 31, 2008, the Company will need to generate future taxable income prior to the expiration of the tax loss and AT carryforwards on various dates as disclosed below.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008.  As of June 30, 2009, the valuation allowance was primarily established for the deferred tax assets related to AT and tax loss carryforwards of one of the Company’s subsidiaries.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years.  The tax losses have no effect on ESPS.  As of June 30, 2009, the tax loss carryforwards expire as follows:

Year		Inflation-adjusted tax loss carryforwards

2009	Ps.	267,008
2010		394,326
2011		153,087
2012		415,528
2013		486,558
2014		96,802
2016		49,460
2018		1,368,362
2019		12,062

	Ps.	3,243,193

(12)	Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a)	Common stock structure

As of June 30, 2009, the Company has 8,769,353,223 shares issued and outstanding.  Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value.  From the total shares, 96,636,627 shares are Series A and 8,672,716,596 shares are Series B.   At June 30, 2009 the Company has only issued Class “I” shares.  Also, at June 30, 2009 all shares issued are part of the fixed portion.

As of  June 30, 2009 and December 31, 2008, the common stock of the Company is Ps. 6,625,536 (nominal value), represented by 96,636,627 common shares, with no nominal value, Class “I”, “A” Series, subscribed and paid, and 8,672,716,596 common shares, with no nominal value, Class “I”, “B” Series, subscribed and paid.

During July 2008 the Company began a share buy-back program which was approved at an ordinary shareholders’ meeting held on April 23, 2008 for up to Ps. 440 million. As of December 31, 2008 the Company had repurchased 26,096,700 CPO’s (182,676,900 shares).

(b)	Stockholders’ equity restrictions

Stockholders’ contributions, restated as provided for in the tax law, totaling Ps. 7,530,664 may be refunded to stockholders’ tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements disclosed in note 9 establish limitations on dividend payment.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

(13)	Commitments and contingencies

As of June 30, 2009, the Company has the following commitments and contingencies:

(a)
On September 1, 2008, The Ministry of Communications (Secretaría de Comunicaciones y Transportes “SCT”), issued four final definitive resolutions from four administrative resources regarding interconnection disagreements that were previously presented in Comision Federal de Telecomunicaciones (“COFETEL”) against the following companies: Radiomovil Dipsa, S.A. de C.V. (“Telcel”), Iusacell PCS, S.A. de C.V. and others (“Grupo Iusacell”), Pegaso PCS, S.A. de C.V. and others (“Grupo Telefonica”) and Operadora Unefon, S.A. de C.V. (“Unefon”).

The resolutions issued by the SCT, contemplated, in first instance the application of new interconnection rates starting in the month of September 2008 and in second instance the retroactive application of those rates. In the case of Telcel starting at January 1, 2008, and for the case of the other mobile operators (Grupo Iusacell, Grupo Telefonica and Unefon), starting in October 2006.

Therefore under the final definitive resolutions, the mobile carriers are obligated to bill the Company according to the terms of the resolutions (rates based on the real duration of the call) for the termination of calls in mobile phones under the modality of “Calling Party Pays”, starting in the month of September 2008. In addition, there is a possibility that the Company could claim the amounts that have paid in excess of the new rates during the period prior to September 1,2008 the difference between the old rate applied by the mobile carriers and paid by the Company during prior periods and the new rates established by the SCT in the resolutions.

As of June 30, 2009, according to the resolutions of the SCT and using some preliminary information of the Company, Axtel and Avantel would have paid in excess to Telcel approximately the amount of Ps. 397.7 million, and to the rest of the mobile operators the amount paid in excess ascends approximately to Ps. 396.6 million, as shown in the next table:

Telcel					Other Operators
		Axtel	Avantel	Total			Axtel	Avantel	Total
2006		-	-	-	2006	Ps.	53.5	7.7	61.2
2007		-	-	-	2007		181.7	25.9	207.6
January - July 2008	Ps.	355.0	42.7	397.7	January - July 2008		112.8	15.0	127.8
Total	Ps.	355.0	42.7	397.7	Total	Ps.	348.0	48.6	396.6

As a result of the resolutions issued by the SCT, the Company recognized in August 2008 and thereafter, the interconnection rate for termination authorized for 2008 of Ps. 0.5465 per minute for Telcel and Ps. 0.6032 per minute for the rest of the mobile carriers and for 2009 of Ps. 0.5060 per minute for Telcel and Ps. 0.6032 per minute for the rest of the mobile carriers. Applying the concept of non discriminatory treatment, Avantel also adopted the rates mentioned above. The rates that Axtel and Avantel were paying before the resolutions, amounted Ps. 1.3216 for each real minute to Telcel and Ps. 1.21 for each rounded minute to the rest of the mobile carriers. Nevertheless, the mobile carriers remain invoicing the Company for the traffic termination under the modality of “Calling Party Pays” applying the rates previous to the resolutions mentioned above. As of June 30, 2009, the difference between the amounts paid by the Company according to the new rates and the amounts invoiced by the mobile carriers amounted to approximately Ps. 591 million, before value added tax.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Due to the fact that Telcel and the other mobile carriers have presented, before the Federal Courts, their complaint about the resolutions issued by the SCT. The Company (Axtel and Avantel) have a contingency in the case that Federal Courts rule against these resolutions and that as a result establishes different rates than the ones established by the SCT. The contingency would be the difference between the rate established by SCT and the rate that the Federal Court could establish in the case that later are higher than Ps. 0.5465 for year 2008 and Ps. 0.05060 for year 2009 for each real minute for Telcel and Ps. 0.6032 for each real minute for the rest of the mobile carriers. The Company, in this moment, believes that the rates under the SCT resolution will prevail, therefore has recognized the cost based on Ps. 0.5465 for year 2008 and Ps. 0.05060 for year 2009 per each real minute for Telcel and Ps. 0.6032 for years 2008 and 2009 per each minute for the rest of the mobile carriers for periods subsequent to August, 2008.

With respect to the possibility of the Company to recover the payments made in excess of the new rates for periods prior to August, 2008, potential recovery of such amounts are not  automatic and the compensation of balances is not contemplated in the interconnection agreements. Therefore to obtain reimbursement, among other alternatives, the Company may be required to initiate ordinary mercantile trials against the mobile carriers. Any claimed amounts by the Company in such litigation will be subject to the interpretation by the Judges based upon the documents presented by the parties, in the case that the Company decides this alternative. Due to the characteristics and complexity that represent the resolutions of the SCT and their effects, the fact that there is  little or  no previous  precedents  of similar trials and their results, it is very likely that these processes will  be prolonged for a long period of time and the outcome of such trials is subject to great uncertainty. Therefore, as of June 30, 2009, the Company has not recorded any benefits of the new lower rates for periods prior to August, 2008.

After an assessment of the current status of this matter and in accordance with the information available and the information provided by our legal advisors, Company’s management considers that there are sufficient elements to maintain the current accounting treatment, and at the end of the legal proceeding the Company’s interests will prevail.

We have knowledge that Telcel and the other mobile operators have asked the courts for the suspension of the resolutions by the SCT, but we have not been notified. The actual interconnection rates applicable to the Company are the ones established in the SCT resolution.

(b)
In March 2009, Cofetel resolved an interconnection disagreement procedure between the Company and Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding the tariffs for the termination of national long distance calls from the Company to Telmex. In such administrative resolution, Cofetel approved a reduction in the tariffs for termination of national long distance calls applicable to those cities in which Telmex does not has interconnection access point; these tariffs were reduced from Ps. 0.75 per minute to US$0.0105 or US$0.0080 per minute depending the place where the Company delivers the long distance call.

Nevertheless, Telmex remains invoicing the Company for the termination of long distance calls applying the rates previous to the resolutions mentioned above. As of June 30, 2009, the difference between the amounts paid by the Company according to the new rates and the amounts invoiced by Telmex amounted to approximately Ps. 204 million, before value added tax.

Telmex filed a complaint before the Federal Tax and Administrative Court (Tribunal Fiscal y de Justicia Administrativa) requesting the nullification of Cofetel’s administrative resolution. The Company (Axtel and Avantel) have a contingency in the case that the Federal Tax and Administrative Court rule against us and that as a result establishes different rates than the ones established by Cofetel. The Company, in this moment, believes that the rates under Cofetel’s resolution will prevail, therefore has recognized the cost based on the tariffs approved by Cofetel. Due to the recent of the complaint, the Company along their legal advisors, are evaluating the steps to follow in this case.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

(c)
On January 24, 2001 a contract was signed with Global Towers Communications Mexico, S. de R.L. de C.V. (Formerly Spectrasite Communications Mexico, S. de R.L. de C.V.) (Global Towers) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to lease 650 sites in a period of three years.

On January 24, 2001, the Company received 13 million dollars from Global Towers to secure the payment of an acquisition fee for 650 sites at 20,000 dollars per site. These funds are not subject to restriction as per the contract for use and destination. However, the contract provides for the payment of interest at a Prime Rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract.

On April 1, 2008, the trial court ruled against us ordering Axtel to return the deposit and applicable interests. The Company appealed the trial court’s order before the Superior Court of Appeal.

On August 4, 2008, the Superior Court of Appeal ruled in favor of the Company releasing and discharging it from any liability whatsoever under the contract signed with Global Towers and ordering the latter to pay the Company for any damages caused to the Company as a results of the non-compliance by Global Towers to perform its obligation under said contract. Global Towers filed a Constitutional Trial (Juicio de Amparo) against the resolution of the Superior Court of Appeal.

On March 2009, the Superior Court of Appeal ruled in favor of the Company discharging us of our obligation to return the deposit and its interest and ordering Global Towers to pay damages to us. Global Towers filed again a Constitutional Trial (Juicio de Amparo) against the resolution of the Superior Court of Appeal.. The Company has recognized a liability to cover such interest for Ps. 105,592 and the principal amount, included within other accounts payable in the balance sheet as of June 30, 2009.

(d)
In September and November 2005, Avantel Infraestructura filed before the Federal Court of Tax and Administrative Justice a lawsuit contesting the resolution consisting on the lack of answer to a petition previously filed by Avantel Infraestructura requesting confirmation of a criterion. This petition was based on the fact that Avantel is not obligated to pay for some governmental services established under article 232, fraction I, of the Federal Rights Law, with respect to the use of exclusive economic geographic zone in Mexico related to certain landing points in “Playa Niño”, region 86, Benito Juarez Itancah Tulum, Carrillo Puerto, and Quintana Roo. The file was turned for study and resolution to the 5th Metropolitan Regional Court of the Federal Court of Tax and Administrative Justice, who declared the annulment of the contested resolution consisting in the lack of answer, and therefore ordered the said Court, to pronounce another judgment, based on specific reasoning, facts and on the law, and taking into consideration all the considerations contained in the sentence.

Not satisfied with the sentence pronounced by the Federal Court of Tax and Administrative Justice, Avantel Infraestructura, filed a Constitutional Complaint, while at the same time, the said Court started a Fiscal Review procedure, both of which are still pending to be sent for resolution to a Federal Collegiate Court.

(e)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

(f)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation amounting to Ps. 4,603 and to other service providers amounting to Ps. 501,655.

(g)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 2, establish certain obligations to the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main stockholders’ of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

(h)
The Company leases some equipment and facilities under operating leases.  Some of these leases have renewal clauses.  Lease expense for the period of six months ends at June 30, 2009 and June 30, 2008, receptivity was Ps. 241,710 and Ps. 196,983, respectively.

The annual payments under these leases as of June 31, 2009 are as follows:

		Contracts in:
		Pesos (thousands)	Dollars (thousands)

2010	Ps.	151,200	$9,976
2011		111,045	8,833
2012		85,764	4,634
2013		61,312	4,039
2014		51,003	2,034
Thereafter		338,012	2,643
Ps.		798,336	$32,159

(i)	As of June 30, 2009, the Company has placed purchase orders which are pending delivery from suppliers for approximately Ps. 969,741.

(j)
As of June 30, 2009 there is a letter of credit for U.S. $34 million issued by Banamex in favor of Telmex for the purpose of guaranteeing the Company’s acquired obligations in several interconnection agreements.

(14)	Differences between Mexican and United States accounting principles

The condensed consolidated financial statements of the Company are prepared according to Financial Reporting Standards in Mexico (Mexican GAAP), which differ in certain significant respects from those, applicable in the United States of America (U.S. GAAP).  For the six month period ended June 30, 2009, most of the Ps. 199,778 currency exchange gain arise from our US dollar denominated indebtedness.

Until December 31, 2007, the consolidated financial statements under Mexican GAAP included the effects of inflation provided for by NIF B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP for 2007, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income for the six-month periods ended June 30, 2009 and 2008, and on stockholders’ equity as of June 30, 2009 and December 31, 2008 are presented below, with an explanation of the adjustments.

(Unaudited)	(Unaudited)
Three months ended	Six months ended
June 30,	June 30,

	2009	2008	2009	2008

Net income reported under Mexican GAAP	$485,750	239,864	137,165	327,842

Approximated U.S. GAAP adjustments
1. Deferred income taxes (see 14a)	(3,600)	(9,433)	(19,100)	(17,234)
2. Amortization of start-up costs (see 14c)	1,541	11,933	3,081	23,866
3. Revenue recognition (see 14b)	10,770	11,838	24,802	18,906
4. Capitalized interest (see 14e)	22,680	7,595	(8,292)	13,766
5. Depreciation and amortization expense (see 14f)	(1,940)	2,331	(3,879)	5,011
6. Fair value (see 14g)	6,806	-	52,505	-
Total approximate U.S. GAAP adjustments	36,257	24,264	49,117	44,315
Approximate net income under U.S. GAAP	$522,007	264,128	186,282	372,157

		(Unaudited) June 30,	December 31,
		2009	2008

Total stockholders’ equity reported under Mexican GAAP	Ps.	7,978,842	7,931,417

U.S. GAAP adjustments
1. Deferred income taxes (see 14a)		(85,625)	(58,968)
2. Start-up costs (see 14c)		(34,046)	(64,120)
3. Revenue recognition (see 14b)		(86,170)	(110,972)
4. Allowance for post retirement benefits (see 14d)		(3,976)	(3,976)
5. Capitalized interest (see 14e)		7,546	15,838
6. Property, system and equipment (see 14f)		690,757	694,637
7. Fair value (see 14g)		(7,100)	(59,605)
Total approximate U.S. GAAP adjustments		481,386	412,834
Total stockholders’ equity under U.S. GAAP	Ps.	8,460,228	8,344,251

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

a)            Deferred taxes

For Mexican GAAP, deferred taxes  are accounted for under the asset and liability method.

For U.S. GAAP purposes, the Company accounts for deferred taxes under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities.  Deferred tax assets and liabilities are recognized for the future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.  The amount of deferred taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2008 for U.S. GAAP are presented below:

Deferred tax assets:
Net operating loss carryforwards	Ps.	1,129,151
Allowance for doubtful accounts		179,224
Deferred revenue		138,373
Accrued liabilities		169,464
Premium on bond issuance		2,656
Investment credits for IETU		11,326
Recoverable AT		362,543

Total gross deferred tax assets		1,992,737

Less valuation allowance		419,724

Net deferred tax assets		1,573,013

Deferred tax liabilities:
Property, systems and equipment		56,467
Accounts receivable		105,589
Telephone concession rights		148,598
Fair value of derivative instruments		47,064
Other assets		81,940

Total gross deferred tax liabilities		439,658

Net deferred tax asset under U.S. GAAP		1,133,355
Less net deferred tax asset recognized under Mexican GAAP		1,192,323

U.S. GAAP adjustment to stockholders’ equity	Ps.	(58,968)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2008.  The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income during the carryforward period are reduced.  For the six-month period ended June 30, 2009 we had tax losses arising mainly from currency exchange loss, that we consider their realization more likely than not.

The Company adopted the provisions of FIN 48 on January 1, 2007, and there was no material effect on the consolidated financial statements.  As a result, the Company did not record any cumulative-effect adjustment related to adopting FIN 48.

During 2008 and 2007, the Company did not have any material unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized.  The Company accounts for interest and penalties related to unrecognized tax benefits as part of the other expenses in the consolidated statements of operations. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file standalone income tax returns in Mexico only.  With a few exceptions, the Mexican income tax returns of the Company and its subsidiaries are open to examination by the relevant local tax authorities for the tax years beginning in 2003.

b)	Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP.  The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

a)      there is persuasive evidence of an agreement;
b)      the delivery was made or the services rendered;
c)      the sales price to the purchaser is fixed or determinable; and
d)      collection is reasonable assured.

SAB 104, specifically in Topic 13A, discusses the situation of recognizing as revenue certain non-refundable up front fees. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue recognition is appropriate.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Based on the provisions and interpretations of SAB 104, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period was determined based on Company’s experience with customer retention. The net effect of the deferral and amortization of activation revenues is presented in the U.S. GAAP reconciliation.

c)	Start-up costs

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred.  SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998.  Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. In January 2009, according to new FRS C-8 “Intangible assets”, $26,994 were reclassified to retained earnings. The Company has reversed the amortization of Ps. 3,081 and Ps. 23,866 for the six months ended June 30, 2009 and 2008 as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by Ps. 34,046 and Ps. 64,120 to write off the unamortized balance at June 30, 2009 and December 31, 2008.

d)	Allowance for post retirement benefits

Under Mexican GAAP, in accordance with FRS D-3, termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112 and SFAS 158, which requires recognition of certain benefits, including severance, over an employee's service life. The US GAAP liability amounts to Ps 74,349 and Ps. 67,321 as of June, 2009 and December 31, 2008, respectively.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of June 30, 2009 and December 31, 2008 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

e)	Capitalized interest

Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation and foreign currency devaluation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position gain recognized on the related debt until December 31, 2007. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position gain capitalized for Mexican GAAP derived from borrowings denominated in foreign currency.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

f)	Property, systems equipment

As previously disclosed in note 14(a), during 2007 the Company made a release of the valuation allowance that was previously recognized at the Avantel acquisition. Under Mexican GAAP, such release was recorded as a reduction of fixed assets and intangibles on a pro-rata basis; however, under U.S. GAAP, this release was recorded as a reduction of the income tax expense after reducing to zero the intangible assets related to the Avantel acquisition in accordance with SFAS 109.  As a result, under U.S. GAAP, the Company recorded an increase in the fixed assets amounting to Ps.873,198 in 2007 and an additional depreciation (expense) benefit amounting to Ps.(3,879) and Ps. 5,011 during the six months ended at June 2009 and 2008, respectively.  Further, the Company also eliminated under U.S. GAAP the amortization expense related to the remaining Avantel intangibles recorded under Mexican GAAP. The following table shows the rollforward activity for the six months ended at June 2009 and for the year ended December 31, 2008:

		(Unaudited) June 30, 2009	December 31, 2008
Beginning balance	Ps.	694,637	702,046
Current period depreciation expense		(94,119)	(188,237)
Reversal of amortization of intangibles under FRS		90,239	180,828

U.S. GAAP adjustment to stockholders’ equity	Ps.	690,757	694,637

g)	Financial Instruments and Fair value

In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161), which amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), to provide an enhanced understanding of the use of derivative instruments, how they are accounted for under SFAS 133 and their effect on financial position, financial performance and cash flows. We adopted the disclosure provisions of SFAS 161 in the first quarter of 2009.  We are exposed to market risks arising from adverse changes in foreign exchange risks, and interest rates, for which we use derivative instruments.

In the normal course of business, we manage these risks through a variety of strategies, including the use of derivatives. Certain derivatives are designated as either cash flow or fair value hedges and qualify for hedge accounting treatment. Cash flows from derivatives used to manage foreign exchange or interest risks are classified as financing activities.

For cash flow hedges, changes in fair value are deferred in accumulated other comprehensive loss within common shareholders’ equity until the underlying hedged item is recognized in net income. For fair value hedges, changes in fair value are recognized immediately in earnings, consistent with the underlying hedged item. Hedging transactions are limited to an underlying exposure. As a result, any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. Hedging ineffectiveness and a net earnings impact occur when the change in the value of the hedge does not offset the change in the value of the underlying hedged item.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

We enter into arrangements with individual counterparties that we believe are creditworthy and generally settle on a net basis. In addition, we perform a quarterly assessment of our counterparty credit risk, including a review of credit ratings, credit default swap rates and potential nonperformance of the counterparty. Based on our most recent quarterly assessment of our counterparty credit risk, we consider this risk to be low.

We manage our debt considering risks, tax consequences and overall financing strategies. We use cross currency interest rate swaps to manage our overall interest expense and foreign exchange risk. These instruments effectively change the interest rate and currency of specific debt issuances. Our cross currency interest rate swaps are entered into concurrently with the issuance of the debt that they modified. The notional amount, interest payment and maturity date of the swaps match the interest payment.  The notional amounts of the cross currency interest rate swaps outstanding as of June 30, 2009 and December 31, 2008 were U.S.$21.6 and U.S.$35.7, respectively and are classified in the balance sheet within the financial derivative instruments item.  As of June 30, 2009 the impact of derivative instruments is as follows:

Derivatives designated as fair value hedge	Location of gain or (loss) recognized in the income on derivatives and hedged item	Amount of loss rec- ognized in income on derivative	Amount of gain recognized in the income on hedged item
Cross currency swaps	Comprehensive financing result	U.S.$(7.6)	-

Fair value of syndicated loan	Comprehensive financing result	-	U.S.$5.7

Derivatives designated as cash flow hedge	Amount of loss recognized in OCI on derivative

Cross currency swaps	U.S.$7.3	U.S.$1.1	-

The expected amount to be reclassified of existing gains into earnings within the next 12 months amounts to $1.09.  The above disclosure should be read in conjunction with note 4.

Fair Value

On January 1, 2008, we adopted the provisions of SFAS No. 157, Fair Value Measurements, for all financial  assets and liabilities recognized at fair value in the consolidated financial statements on a recurring basis; The adoption of this statement had an impact of approximately Ps. 7,100 and Ps. 59,605 as a reduction in the stockholders’ equity as of June 30, 2009 and December 31, 2008 when the risk for non-performance by the counterparty or credit risk was considered in the determination of the fair value of the derivative instruments.

SFAS No. 157 changed the definition of fair value, as defined by previous statements, to the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” If market assumptions are not readily available, we use our own assumptions to reflect those that market participants would use in pricing the asset or liability at the measurement date. Our valuation approaches in determining fair value include market, income and/or cost approaches.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

SFAS No. 157 also established a hierarchy that classifies the inputs used to measure fair value. This hierarchy prioritizes the use of inputs used in valuation techniques into three levels based on observable and unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs, which require more judgment, are those inputs described above that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs. If the inputs used to measure fair value fall into different levels, we disclose the item based on the lowest level input that is significant to the fair value measure. We do not have any significant assets or liabilities that utilize unobservable or Level 3 inputs.

Our financial assets and liabilities consist of cash and cash equivalents, trade accounts receivable, other receivables, derivative instruments, trade accounts payable, other accounts payable and long-term notes including the current portion.  The carrying value of cash and cash equivalents, trade accounts receivable, other receivables and trade accounts payable approximate their fair values.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of our financial assets (derivatives) and liabilities (long-term debt, including current portion) as of June 30, 2009 are as follows:

Description	Level		Fair Value Balance as of June 30, 2009	Carrying Amount as of June 30, 2009

Derivative instruments (asset)	2	Ps.	276,938	276,938

Senior unsecured notes (liabilities)	1		(5,465,629)	(5,796,474)

Other long-term debt (liabilities)	2		(3,199,190)	(3,575,676)
		Ps.	8,378,881	9,095,212

Input Level	Description of Input
Level 1	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
Level 2
Fair value based on quoted prices in markets that are not active or in active markets for similar assets or liabilities, inputs other than quoted prices that are observable, and inputs that are not directly observable, but that are corroborated by observable market data. It may be necessary to make adjustments to Level 2 inputs to account for illiquidity or any difference between the asset or liability to which the quote relates and the actual asset or liability being measured at fair value. Assets and liabilities valued utilizing Level 2 inputs include derivative instruments, which are not actively traded.

h)	Guaranteed debt

On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S. $175 million maturing on December 15, 2013. In addition, during January 2005, the Company re-opened its bond issuance program, issuing U.S. $75 million under the current indenture. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Each of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Servicios Axtel, S.A. de C.V. (Servicios), Avantel, S. de R.L. de C.V. (Avantel), Avantel Infraestructura, S. de R.L. de C.V. (Avantel Infraestructura) and Telecomm Networks, Inc. (Telecomm), are guaranteeing the notes with unconditional guaranties that are unsecured.  Each of the subsidiary guarantors is 100% owned by Axtel, S.A.B. de C.V.  All guarantees are full and unconditional and are joint and several.

AXTEL is eligible, under Adopting Release (nos. 33-7878 and 34-43124), for presenting the condensed consolidating financial information of its subsidiaries in accordance with Rule 3-10 (f) of Regulation S-X.

This note reflects the fact that all the subsidiaries of Axtel currently guarantee Axtel’s 11% senior notes due 2013.

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column “AXTEL” corresponds to the parent company issuer.  The second column, “Combined Guarantors”, represents the combined amounts of all subsidiaries, after adjustments and eliminations relating to their combination.  The third column, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of AXTEL and the guarantors subsidiaries. The fourth column, “AXTEL Consolidated”, represents the Company’s consolidated amounts as reported in the audited consolidated financial statements.  Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

The condensed consolidated financial information is as follows:

Condensed consolidated balance sheets:

(Unaudited)				Adjustments
As of June 30, 2009		Axtel	Combined Guarantors	and Eliminations	Axtel Consolidated

Current assets	Ps.	2,721,837	1,994,419	(988,240)	3,728,016
Property, systems and equipment, net		14,167,120	942,307	-	15,109,427
Concession rights, pre-operating expenses and deferred taxes		1,264,699	744,544	(22,834)	1,986,409
Investment in shares of associated company		2,205,567	15,988	(2,205,567)	15,988
Other non-current assets and long-term receivable		266,530	71,207	-	337,737

Total assets	Ps.	20,625,753	3,768,465	(3,216,641)	21,177,577

Current liabilities	Ps.	4,122,936	1,326,188	(988,240)	4,460,884
Long-term debt		8,516,927	23,791	-	8,540,718
Other non-current liabilities		7,048	190,085	-	197,133

Total liabilities		12,646,911	1,540,064	(988,240)	13,198,735

Total stockholders’ equity		7,978,842	2,228,401	(2,228,401)	7,978,842

Total liabilities and stockholders’ equity	Ps.	20,625,753	3,768,465	(3,216,641)	21,177,577

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

				Adjustments
As of December 31, 2008		Axtel	Combined Guarantors	and Eliminations	Axtel Consolidated

Current assets	Ps.	2,897,887	1,769,605	(867,236)	3,800,256
Property, systems and equipment, net		14,267,508	1,038,940	-	15,306,448
Concession rights, pre-operating expenses and deferred taxes		1,348,248	760,414	(24,085)	2,084,577
Investment in shares of associated company		2,011,694	18,008	(2,011,694)	18,008
Other non-current assets and long-term receivable		287,464	72,408	-	359,872

Total assets	Ps.	20,812,801	3,659,375	(2,903,015)	21,569,161

Current liabilities	Ps.	3,514,988	1,415,080	(867,236)	4,062,832
Long-term debt		9,358,464	-	-	9,358,464
Other non-current liabilities		7,932	208,516	-	216,448
Total liabilities		12,881,384	1,623,596	(867,236)	13,637,744

Total stockholders’ equity		7,931,417	2,035,779	(2,035,779)	7,931,417

Total liabilities and stockholders’ equity	Ps.	20,812,801	3,659,375	(2,903,015)	21,569,161

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Condensed consolidated income statements:

(Unaudited)
For the three-month period ended June 30, 2009		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	2,176,086	1,729,600	(1,160,179)	2,745,507
Costs of revenues and services		(460,744)	(953,915)	694,024	(720,635)
Selling and administrative expenses		(746,344)	(743,172)	466,155	(1,023,361)
Depreciation and amortization		(732,151)	(50,995)	625	(782,521)
Operating income (loss)		236,847	(18,482)	625	218,990
Comprehensive financing result, net		513,444	(57,959)	-	455,485
Other (expenses) income, net		(2,104)	1,924	-	(180)
Income tax		(216,071)	28,340	-	(187,731)
Equity in earnings of associated company		(46,366)	(813)	46,365	(814)
Minority interest		-	118	(118)	-
Net income (loss)	Ps.	485,750	(46,872)	46,872	485,750

(Unaudited)
For the three-month period ended June 30, 2008		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	2,027,697	2,229,359	(1,323,828)	2,933,228
Costs of revenues and services		(654,328)	(768,454)	418,815	(1,003,967)
Selling and administrative expenses		(742,105)	(1,091,660)	905,034	(928,731)
Depreciation and amortization		(692,632)	(31,407)	386	(723,653)
Operating (loss) income		(61,368)	337,838	407	276,877
Comprehensive financing result, net		66,577	(17,775)	274	49,076
Other income (expenses), net		(17,015)	6,459	(298)	(10,854)
Income tax		15,168	(91,079)	-	(75,911)
Equity in earnings of associated company		236,502	676	(236,502)	676
Net income (loss)	Ps.	239,864	236,119	(236,119)	239,864

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

(Unaudited)
For the six-month period ended June 30, 2009		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	4,019,755	3,581,858	(2,061,158)	5,540,455
Costs of revenues and services		(944,128)	(1,689,693)	1,084,667	(1,549,154)
Selling and administrative expenses		(1,510,743)	(1,495,734)	976,491	(2,029,986)
Depreciation and amortization		(1,454,951)	(124,226)	1,250	(1,577,927)
Operating income (loss)		109,933	272,205	1,250	383,388
Comprehensive financing result, net		(189,146)	(21,122)	-	(210,268)
Other (expenses) income, net		(3,766)	15,397	-	11,631
Income tax		25,499	(71,838)	-	(46,339)
Equity in earnings of associated company		194,645	(1,247)	(194,645)	(1,247)
Minority interest		-	1,040	(1,040)	-
Net income (loss)	Ps.	137,165	194,435	(194,435)	137,165

(Unaudited)
For the six-month period ended June 30, 2008		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	3,883,471	3,678,301	(1,781,179)	5,780,593
Costs of revenues and services		(1,114,478)	(1,593,428)	722,001	(1,985,905)
Selling and administrative expenses		(1,496,119)	(1,403,675)	1,059,197	(1,840,597)
Depreciation and amortization		(1,327,596)	(98,349)	429	(1,425,516)
Operating (loss) income		(54,722)	582,849	448	528,575
Comprehensive financing result, net		(21,882)	(39,432)	550	(60,764)
Other (expenses) income, net		(26,063)	6,724	(571)	(19,910)
Income tax		22,246	(143,305)	-	(121,059)
Equity in earnings of associated company		408,263	1,000	(408,263)	1,000
Net income (loss)	Ps.	327,842	407,836	(407,836)	327,842

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

 Condensed consolidating statements of cash flows:

(Unaudited)
For the six-month period ended June 30, 2009		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:
Net income (loss)	Ps.	137,165	194,435	(194,435)	137,165

Income tax:		(25,499)	71,838	-	46,339
Employee’s profit sharing		-	(1,206)	-	(1,206)
Issues related with investing activities		1,266,588	124,433	194,435	1,585,456
Issues related with financing activities		423,601	295	-	423,896
Subtotal		1,801,855	389,795	-	2,191,650
Cash flows from operating activities		(36,550)	(316,695)	295	(352,950)
Net cash flows from operating activities		1,765,305	73,100	295	1,838,700

Investing activities:
Acquisition and construction of property and equipment		(1,213,545)	(14,907)	-	(1,228,452)
(Increase) decrease in other non-current assets		(5,777)	(2,865)	-	(8,642)
Net cash flows used in investing activities		(1,219,322)	(17,772)	-	(1,237,094)
Net cash to apply in financing activities		545,983	55,328	295	601,606

Financing activities:
Interest paid		(405,556)	-	(295)	(405,851)
Proceeds from loans, net		(35,025)	35,945	-	920
Change in the fair value of derivative instruments		(12,301)	-	-	(12,301)
Net cash flows used in investing activities		(452,882)	35,945	(295)	(417,232)
Net increase in cash		93,101	91,273	-	184,374
Adjustments to cash flow from changes in foreign exchange		(225,101)	25,323	-	(199,778)
Cash and equivalents at the beginning of the year		423,505	682,071	-	1,105,576
Cash and equivalents at the end of the year	Ps.	291,505	798,667	-	1,090,172

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

(Unaudited)
For the six-month period ended June 30, 2008		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:
Net income (loss)	Ps.	327,842	407,836	(407,836)	327,842

Income tax:		(22,246)	143,305	-	121,059
Employee’s profit sharing		-	5,457	-	5,457
Issues related with investing activities		919,396	97,348	407,835	1,424,579
Issues related with financing activities		374,353	17,787	(993)	391,147
Subtotal		1,599,345	671,733	(994)	2,270,084
Cash flow from operating activities		314,966	(575,752)	(63,968)	(324,754)
Net cash flow from operating activities		1,914,311	95,981	(64,962)	1,945,330

Investing activities:
Acquisition and construction of property and equipment		(2,110,077)	286,656	-	(1,823,421)
(Increase) decrease in other non-current assets		(65,192)	(11,471)	64,517	(12,146)
Net cash flow used in investing activities		(2,175,269)	275,185	64,517	(1,835,567)
Net cash to apply in (to be obtained from) financing activities		(260,958)	371,166	(445)	109,763

Financing activities:
Paid interest		(317,738)	(17,239)	(40,894)	(275,949)
Proceeds from (payment of) loans, net		535,043	(534,271)	41,339	(57,811)
Change in the fair value of derivative instruments		(62,569)	-	-	(62,569)
Resources used in financing activities		154,736	(551,510)	445	(396,329)
Net (decrease) increase in cash		(106,222)	(180,344)	-	(286,566)
Adjustments to cash flow from changes in foreign exchange		(340,783)	36,884	-	(303,899)
Cash and equivalents at the beginning of the year		783,176	790,701	-	1,573,877
Cash and equivalents at the end of the year	Ps.	336,171	647,241	-	983,412

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

The tables below present combined balance sheets as of June 30, 2009 and December 31, 2008, income statements for each of the three-month and the six-month periods ended June 30, 2009 and June 30, 2008, and statements of cash flows for each of the six-month periods ended June 30, 2009 and June 30, 2008 for the Guarantors.  Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors.  All significant related parties’ balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

Guarantors’ Combined Balance Sheets:

As of June 30, 2009
Assets		Icosa	Servicios	Avantel Infraestructura	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors

Cash and cash equivalents	Ps.	1,942	4,001	379,992	25	412,707	-	798,667

Accounts receivable		-	-	113,918	-	847,618	(772)	960,764

Related parties receivables		70,007	902,389	2,092,617	126	368.382	(3,363,514)	70,007
Refundable taxes and other accounts receivable		1,727	26,145	19,719	-	275,824	(158,434)	164,981

Total current assets		73,676	932,535	2,606,246	151	1,904,531	(3,522,720)	1,994,419

Investment in subsidiaries		-	-	(61,249)	-	16,012	61,225	15,988

Property, systems and equipment, net		-	58,328	780,011	501	103,467	-	942,307

Intangible assets		-	-	-	-	143,515	(32,330)	111,185

Deferred income taxes		1,000	48,735	519,262	-	108,951	(44,589)	633,359

Other		337	7,776	38,757	-	24,286	51	71,207

Total assets	Ps.	75,013	1,047,374	3,883,027	652	2,300,762	(3,538,363)	3,768,465

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Liabilities and stockholders’ Equity

Account payable and accrued liabilities	Ps.	778	157,722	33,480	5,984	238,821	(772)	436,013

Current maturities of long term debt		-	8,585	-	-	-	-	8,585

Taxes payable		27,875	141,396	153,377	-	9,094	(252,202)	79,540

Related parties payables		-	-	1,146,662	5,785	2,275,806	(3,269,746)	158,507

Other accounts payable		14,744	115,621	55,255	-	457,923	-	643,543

Total current liabilities		43,397	423,324	1,388,774	11,769	2,981,644	(3,522,720)	1,326,188

Long term debt		-	23,791	-	-	-	-	23,791

Deferred income tax		8,325	-	-	-	36,264	(44,589)	-

Other non-current liabilities		8,040	65,901	10,868	-	105,276	-	190,085

Total liabilities		59,762	513,016	1,399,642	11,769	3,123,184	(3,567,309)	1,540,064

Majority equity		12,971	544,808	2,256,173	(11,683)	(308,172)	(513,291)	1,980,806

Net income (loss)		2,280	(10,450)	174,052	566	17,108	10,879	194,435

Total majority stockholders’ equity		15,251	534,358	2,430,225	(11,117)	(291,064)	(502,412)	(2,175,241)

Minority interest		-	-	53,160	-	(531,358)	531,538	53,160

Total stockholders’ equity		15,251	534,358	2,483,385	(11,117)	(822,422)	28,946	2,228,401

Total liabilities and stockholders’ equity	Ps.	75,013	1,047,374	3,883,027	652	2,300,762	(3,538,363)	3,768,465

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

As of December 31, 2008
Assets		Icosa	Servicios	Avantel Infraestructura	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors
Cash and cash equivalents	Ps.	2,449	3,998	557,461	-	118,163	-	682,071
Accounts receivable		-	-	75,744	-	840,736	(791)	915,689
Due from related parties		51,641	897,221	1,682,193	129	277,105	(2,908,289)	-
Refundable taxes and other accounts receivable		1,320	32,930	28,862	-	336,548	(227,815)	171,845
Total current assets		55,410	934,149	2,344,260	129	1,572,552	(3,136,895)	1,769,605
Investment in subsidiaries		-	-	(79,713)	-	18,033	79,688	18,008
Property, systems and equipment, net		-	45,572	878,236	583	114,549	-	1,038,940
Intangible assets		-	-	-	-	150,957	(33,324)	117,633
Deferred income taxes		898	27,744	582,093	-	37,967	(5,921)	642,781
Other non-current assets		337	5,020	40,521	-	26,479	51	72,408
Total assets	Ps.	56,645	1,012,485	3,765,397	712	1,920,537	(3,096,401)	3,659,375

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Liabilities and stockholders’ equity

Account payable and accrued liabilities	Ps.	787	185,079	47,337	11,851	296,686	(791)	540,949
Taxes payable		24,257	173,999	105,021	-	4,737	(227,815)	80,199
Due to related parties		-	305	1,225,586	544	1,870,499	(2,908,289)	188,645
Other accounts payable		5,411	52,249	63,417	-	484,210	-	605,287
Total current liabilities		30,455	411,632	1,441,361	12,395	2,656,132	(3,136,895)	1,415,080
Deferred income tax		5,921	-	-	-	-	(5,921)	-
Other non-current liabilities		7,299	56,045	14,704	-	130,468	-	208,516
Total liabilities		43,675	467,677	1,456,065	12,395	2,786,600	(3,142,816)	1,623,596
Majority equity		14,211	495,122	1,449,748	(8,274)	(187,944)	(467,947)	1,294,916
Net (loss) income		(1,241)	49,686	805,385	(3,409)	(119,453)	(44,304)	686,664
Total majority stockholders’ equity		12,970	544,808	2,255,133	(11,683)	(307,397)	(512,251)	1,981,580

Minority interest		-	-	54,199	-	(558,666)	558,666	54,199

Total stockholders’ equity		12,970	544,808	2,309,332	(11,683)	(866,063)	46,415	2,035,779

Total liabilities and stockholders’ equity	Ps.	56,645	1,012,485	3,765,397	712	1,920,537	(3,096,401)	3,659,375

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Guarantors’ Combined Income Statements:
(Unaudited) For the three-months period ended June 30, 2009		Icosa	Servicios	Avantel Infra-estructura	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	113,920	591,958	1,044,231	-	1,201,815	(1,222,324)	1,729,600

Cost of revenues and services		-	-	(650,855)	-	(983,017)	679,957	(953,915)
Administrative expenses		(110,529)	(591,019)	(281,569)	9	(302,431)	542,367	(743,172)
Depreciation and amortization		-	(11,121)	(28,932)	(41)	(11,399)	498	(50,995)
Operating income (loss)		3,391	(10,182)	82,875	(32)	(95,032)	498	(18,482)
Comprehensive financing result, net		(11)	2,146	(34,565)	1,148	(26,677)	-	(57,959)
Other income (expenses), net		561	3,393	(2,873)	434	409	-	1,924
Income (loss) before income taxes		3,941	(4,643)	45,437	1,550	(121,300)	498	(74,517)
Income taxes		(2,059)	3,457	(13,438)	-	40,380	-	28,340

Equity in earnings of subsidiaries and associated company		-	-	(33,755)	-	(813)	(33,755)	(813)
Minority interest		-	-	-	-	34,238	(34,120)	118
Net income (loss)	Ps.	1,882	(1,186)	(1,756)	1,550	(47,495)	133	(46,872)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Guarantors’ Combined Income Statements:

(Unaudited) For the three-months period ended June 30, 2008		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomu-nicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	102,400	535	604,000	871,811	11,820	-	-	-	-	-	1,243,514	(604,721)	2,229,359

Cost of sales and services		-	-	-	(386,988)	-	-	-	-	-	-	(930,860)	549,394	(768,454)
Administrative expenses		(99,534)	-	(572,752)	(234,342)	(1)	-	-	(34)	(17)	(289)	(240,018)	55,327	(1,091,660)
Depreciation and amortization		-	(142)	(6)	(9,283)	(10,102)	-	-	-	-	(41)	(12,323)	490	(31,407)
Operating income (loss)		2,866	393	31,242	241,198	1,717	-	-	(34)	(17)	(330)	60,313	490	337,838
Other expenses, net		(390)	-	(2,147)	4,798	-	-	-	2,543	1	-	1,681	-	6,459
Comprehensive financing result, net		36	(274)	496	(6,664)	(7,057)	-	-	6	(1)	345	(4,662)	-	(17,775)
Income (loss) before income taxes		2,512	119	29,564	239,332	(5,340)	-	-	2,515	(17)	15	57,332	490	326,522
Income taxes		(789)	-	(3,736)	(71,760)	1,428	-	-	(596)	-	-	(15,626)	-	(91,079)

Equity in results of subsidiaries and associated company		-	-	-	21,249	-	-	-	-	-	-	676	(21,249)	676
Minority interest		-	-	-	-	-	-	-	-	-	-	(23,244)	23,244	-
Net income	Ps.	1,723	119	25,828	188,821	(3,912)	-	-	1,919	(17)	15	19,138	2,485	236,119

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Guarantors’ Combined Income Statements:
(Unaudited) For the six-months period ended June 30, 2009		Icosa	Servicios	Avantel Infra-estructura	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	216,120	1,182,417	1,819,393	-	2,390,330	(2,026,402)	3,581,858

Cost of revenues and services		-	-	(1,003,748)	-	(1,732,391)	1,046,446	(1,689,693)
Administrative expenses		(209,648)	(1,187,592)	(519,649)	(217)	(558,584)	979,956	(1,495,734)
Depreciation and amortization		-	(21,336)	(80,539)	(82)	(23,264)	995	(124,226)
Operating income (loss)		6,472	(26,511)	215,457	(299)	76,091	995	272,205
Comprehensive financing result, net		(19)	(1,394)	2,438	431	(22,578)	-	(21,122)
Other income (expenses), net		389	6,820	525	434	7,229	-	15,397
Income (loss) before income taxes		6,842	(21,085)	218,420	566	60,742	995	266,480
Income taxes		(4,562)	10,635	(62,832)	-	(15,079)	-	(71,838)

Equity in earnings of subsidiaries and associated company		-	-	18,464	-	(1,247)	(18,464)	(1,247)
Minority interest		-	-	-	-	(27,308)	28,348	1,040
Net income (loss)	Ps.	2,280	(10,450)	174,052	566	17,108	10,879	194,435

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Guarantors’ Combined Income Statements:

(Unaudited) For the six-months period ended June 30, 2008		Icosa	Inmobiliaria	Servicios	Avantel Infra-estructura	Adequip	Avantel Equipos	Avantel Telecomu-nicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	198,000	1,071	1,200,000	1,540,418	23,640	-	-	-	-	1,128	2,477,806	(1,763,762)	3,678,301

Cost of sales and services		-	-	-	(681,070)	-	-	-	-	-	(1,129)	(1,840,562)	929,333	(1,593,428)
Administrative expenses		(192,461)	-	(1,116,041)	(448,033)	(1)	-	-	(429)	(639)	(457)	(480,043)	834,429	(1,403,675)
Depreciation and amortization		-	(286)	(6)	(17,578)	(20,205)	-	-	-	-	(82)	(61,173)	981	(98,349)
Operating income (loss)		5,539	785	83,953	393,737	3,434	-	-	(429)	(639)	(540)	96,028	981	582,849
Other expenses, net		(1,224)	-	(2,926)	7,485	95	-	-	2,547	1	-	746	-	6,724
Comprehensive financing result, net		21	(548)	576	(8,686)	(9,968)	-	-	10	(4)	482	(21,315)	-	(39,432)
Income (loss) before income taxes		4,336	237	81,603	392,536	(6,439)	-	-	2,128	(642)	(58)	75,459	981	550,141
Income taxes		(1,327)	(13)	(19,752)	(97,739)	1,749	-	-	(596)	-	-	(25,627)	-	(143,305)

Equity in results of subsidiaries and associated company		-	-	-	23,786	-	-	-	-	-	-	1,000	(23,786)	1,000
Minority interest		-	-	-	-	-	-	-	-	-	-	(27,644)	27,644	-
Net income	Ps.	3,009	224	61,851	318,583	(4,690)	-	-	1,532	(642)	(58)	23,188	4,839	407,836

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Guarantors’ Combined Cash flow statements:

(Unaudited) For the six-months period ended June 30, 2009		Icosa	Servicios	Avantel Infraestructura	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors

Operating activities:
Net income (loss)	Ps.	2,280	(10,450)	174,052	566	17,108	10,879	194,435
Income tax:		4,562	(10,635)	62,832	-	15,079	-	71,838
Employee’s profit sharing		797	(2,003)	-	-	-	-	(1,206)
Issues related whit investing activities		-	21,336	62,075	82	51,819	(10,879)	124,433
Issues related whit financing activities		58	150	67	-	20	-	295
Subtotal		7,697	(1,602)	299,026	648	84,026	-	389,795

Cash flows from operating activities		(8,204)	(1,719)	(494,708)	(192)	188,128	-	(316,695)
Net cash from operating activities		(507)	(3,321)	(195,682)	456	272,154	-	73,100

Investing activities:
Acquisition and construction of property, system and equipment		-	(34,091)	19,184	-	-	-	(14,907)
(Increase) decrease in other noncurrent assets		-	98	10	-	(2,973)	-	(2,865)

Net cash flows from investing activities		-	(33,993)	19,194	-	(2,973)	-	(17,772)

Net cash to apply in (to be obtained from) financing activities		(507)	(37,314)	(176,488)	456	269,181	-	55,328

Financing activities:

Proceed from loans, net		-	35,945	-	-	-	-	35,945

Net increase (decrease) in cash		(507)	(1,369)	(176,488)	456	269,181	-	91,273

Adjustments to cash flow from changes in foreign exchange		-	1,372	(981)	(431)	25,363	-	25,323

Cash and equivalents at the beginning of the period		2,449	3,998	557,461	-	118,163	-	682,071

Cash and equivalents at the end of the period	Ps.	1,942	4,001	379,992	25	412,707	-	798,667

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Guarantors’ Combined Statements of Cash flows:
(Unaudited) For the six-months period ended June 30, 2008		Icosa	Inmobil-iaria	Servicios	Avantel Infrae-structura	Adequip	Avantel Equipos	Avantel Telecomu-nicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjust-ments and Elimina-tions	Combined Guarantors

Operating activities:
Net income (loss)	Ps.	3,009	224	61,851	318,583	(4,690)	-	-	1,532	(624)	(58)	23,188	4,839	407,836
Income tax:		1,327	13	19,752	97,739	(1,749)	-	-	596	-	-	25,627	-	143,305
Employee’s profit sharing		1,088	-	4,369	-	-	-	-	-	-	-	-	-	5,457
Issues related whit investing activities		-	285	6	(6,207)	20,205	-	-	-	-	82	87,816	(4,839)	97,348
Issues related whit financing activities		55	548	139	552	-	-	-	2	4	14	16,522	(49)	17,787
Subtotal		5,479	1,070	86,117	410,667	13,766	-	-	2,130	(638)	38	153,153	(49)	671,733

Cash flows from operating activities		442	(1,085)	(69,644)	(263,050)	(23,735)	-	-	714	575	378	(225,203)	4,856	(575,752)
Net cash from operating activities		5,921	(15)	16,473	147,617	(9969)	-	-	2,844	(63)	416	(72,050)	4,807	95,981

Investing activities:
Acquisition and construction of property, system and equipment		-	-	6	(204,159)	-	-	-	-	-	-	490,821	-	286,656
(Increase) decrease in other noncurrent assets		66	-	(5,539)	(505)	-	-	-	-	-	-	(637)	(4,856)	(11,471)

Net cash flows from investing activities		66	-	(5,545)	(204,664)	(9,969)	-	-	-	-	-	490,184	(4,856)	275,185

Net cash to apply in (to be obtained from) financing activities		5,987	(15)	10,928	(57,047)	-	-	-	2,844	(63)	416	418,134	(49)	371,166

Financing activities:
Paid interest		(55)	-	(139)	(552)	-	-	-	(2)	(4)	(14)	(16,522)	49	(17,239)
Proceed from (payment of) loans, net		-	-	-	-	-	-	-	-	-	-	(534,271)	-	(534,271)
Resources provided by financing activities		(55)	-	(139)	(552)	-	-	-	(2)	(4)	(14)	(550,793)	49	(551,510)
Net increase (decrease) in cash		5,932	(15)	10,789	(57,599)	(9,969)	-	-	2,842	(867)	402	(132,659)	-	(180,344)

Adjustments to cash flow from changes in foreign exchange		-	-	(599)	18,257	9,968	-	-	-	-	(495)	9,753		36,884

Cash and equivalents at the beginning of the period		513	24	1,370	579,548	543	46	47	2,636	384	93	205,497	-	790,701

Cash and equivalents at the end of the period	Ps.	6,445	9	11,560	540,206	542	46	47	5,478	317	-	82,591	-	647,241

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

Guarantors – U.S. GAAP reconciliation of net income and stockholders’ equity:

As discussed at the beginning of this note 14, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders´ equity for the three-month and the six-month periods ended June 30, 2009 and 2008 and on the stockholders’ equity as of June 30, 2009 and December 31, 2008 is presented below, with an explanation of the adjustments.

		(Unaudited)
		Three-months period ended June 30,
		2009	2008

Net income (loss) reported under Mexican GAAP	Ps.	(46,872)	236,119

U.S. GAAP adjustments
1. Deferred income taxes (A)		-	-
2. Allowance for post retirement benefits (B)		-	-
Total U.S. GAAP adjustments		-	-
Net income (loss) under U.S. GAAP	Ps.	(46,872)	236,119

		(Unaudited)
		Six-months period ended June 30,
		2009	2008

Net income reported under Mexican GAAP	Ps.	194,435	407,836

U.S. GAAP adjustments
1. Deferred income taxes (A)		-	-
2. Allowance for post retirement benefits (B)		-	-
Total U.S. GAAP adjustments		-	-
Net income under U.S. GAAP	Ps.	194,435	407,836

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

		(Unaudited)
		June 30,	December 31,
		2009	2008

Total majority stockholders’ equity reported under Mexican GAAP	Ps.	2,175,241	1,981,580

U.S. GAAP adjustments
1. Deferred income taxes (A)		1,113	1,113
2. Allowance for post retirement benefits (B)		(3,976)	(3,976)
Total approximate U.S. GAAP adjustments		(2,863)	(2,863)
Total majority stockholders’ deficit under U.S. GAAP	Ps.	2,172,378	1,978,717

Guarantors-Notes to the U.S. GAAP reconciliation

A. Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of June 30, 2009 and December 31, 2008, represented increases of Ps. 1,113, as shown in the U.S. GAAP reconciliation.

B. Allowance for post retirement benefits

Under Mexican GAAP, in accordance with FRS D-3, termination benefits for reasons other than restructuring and retirement to which employees are entitled are charged to operations for each year, based on actuarial computations using the projected unit credit method. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112 and SFAS 158, which requires recognition of certain benefits, including severance, over an employee's service life. The US GAAP liability amounts to Ps. 74,349 and Ps. 67,321 as of June, 2009 and December 31, 2008, respectively.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of June 30, 2009 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

i)	Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), to improve, simplify and converge internationally the accounting for business combinations. SFAS 141R continues the movement toward the greater use of fair value in financial reporting and increased transparency through expanded disclosures. It changes how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. We adopted the provisions of SFAS 141R as of the beginning of our 2009 fiscal year and the adoption did not have a material impact on our financial statements. Future adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the beginning of our 2009 fiscal year apply the provisions of SFAS 141R and will be evaluated based on the outcome of these matters.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Although the standard is based on the same principles as those that currently exist in the auditing standards, it includes a new required disclosure of the date through which an entity has evaluated subsequent events. The Company has been reviewed subsequent event from June 30, 2009 through August 7, 2009.During this period not subsequent event have been identified to disclosure, besides to the already include in accompanying foot notes.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162, or SFAS 168. The FASB Accounting Standards Codification, or Codification, will become the source of authoritative U.S. GAAP recognized by the FASB applicable to non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will no longer be authoritative. SFAS 168 is effective for the Company for the nine-month period ended September 30, 2009 and is not expected to have a material effect on the Company’s financial condition or consolidated results of operations.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (SFAS No. 166). The standard eliminates the concept of a qualifying special-purpose entity and clarifies existing GAAP as it relates to determining whether a transferor has surrendered control over transferred financial assets. SFAS No. 166 limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements presented and/or when the transferor has continuing involvement with the transferred financial asset. The standard also requires enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. SFAS No. 166 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2009, with early adoption prohibited. The new standard will be applied prospectively, except for the disclosure requirements, which will be ap-

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Statements
June 30, 2009 and December 31, 2008
(Thousands of Mexican pesos)

plied retrospectively for all periods presented. SFAS 166 is not expected to have material effects on the Company’s financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS No. 167), which changes the consolidation model for variable interest entities (VIEs). The standard requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and has the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. SFAS No. 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. SFAS No. 167 expands the disclosure requirements for enterprises with a variable interest in a VIE. SFAS No. 167 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2009, with early adoption prohibited.  SFAS 167 is not expected to have material effects on the Company’s financial condition or results of operations.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We provide multiple voice, data and internet services bundled into integrated telecommunications solutions for businesses and high-usage residential customers. We also offer services to foreign carriers with international traffic termination, as well as providing custom-made integrated telecommunications services to large corporate customers. Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution. In addition, we believe that customers prefer to purchase their telecommunications services from a single provider and receive a single bill.  We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Revenues

We derive our revenues from:

•
Local calling services.  We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services.

•	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

•	Data & Network. We generate revenues by providing data and network services, like Internet access, virtual private networks and private lines, to our customers.

•	International Traffic. We generate revenues by terminating international traffic from foreign carriers in Mexico.

•
Other services. We generate revenues from other services, which include, among others, activation fees for new customers, sale of customer premises equipments (“CPEs”) and revenues from integrated services billed to customers.

The following table summarizes our revenues from operations for the three-month periods ending on June 30, 2009 and 2008, from the sources mentioned above (in million of constant pesos and as a percentage of total revenues):

	Revenues (Nominal Ps. in millions ) Three-month period ended June 30,			% of Revenues Three-month period ended June 30,
Revenue Source	2009	2008	% of Change	2009	2008
Local calling services	Ps 1,173.8	Ps 1,363.9	-13.9%	42.8%	46.5%
Long distance services	305.1	341.7	-10.7%	11.1%	11.6%
Data	632.9	618.4	2.3%	23.1%	21.1%
International Traffic	310.8	228.7	35.9%	11.3%	7.8%
Other services	322.9	380.5	-15.1%	11.7%	13.0%
Total	Ps.2,745.5	Ps.2,933.2	-6.4%	100.0%	100.0%

The following table summarizes our revenues from operations for the six-month periods ending on June 30, 2009 and 2008, from the sources mentioned above (in million of constant pesos and as a percentage of total revenues):

	Revenues (Nominal Ps. in millions ) Six-month period ended June 30,			% of Revenues Six-month period ended June 30,
Revenue Source	2009	2008	% of Change	2009	2008
Local calling services	Ps 2,348.7	Ps 2,655.1	-11.5%	42.4%	45.9%
Long distance services	612.5	673.7	-9.1%	11.1%	11.7%
Data	1,273.7	1,237.3	2.9%	23.0%	21.4%
International Traffic	609.6	467.3	30.5%	11.0%	8.1%
Other services	696.0	747.1	-6.8%	12.5%	12.9%
Total	Ps.5,540.5	Ps.5,780.6	-4.2%	100.0%	100.0%

Cost of Revenues and Operating Expenses

Our costs are categorized as follows:

•
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

•
Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

•	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Six Months Ended June 30, 2009 Compared with Six Months Ended Jun 30, 2008

Revenues from Operations

Revenues from operations totaled Ps. 5,540.5 million for the six month period ended June 30, 2009 from Ps. 5,780.6 million for the six month period ended June 30, 2008, a decrease of Ps. 240.1 million, or 4.2%. The number of access lines decreased to 914,577 from 971,992, a decrease of 6%.  One of the explanations for the Ps. 240.1 million revenue contraction is that revenue generated from the largest wholesale customer of the Company declined Ps. 203.5 million in the six month period ending on June 30, 2009, compared to the same period in the previous year.

Local services. Local service revenues increased to Ps. 2,348.7 million for the six month period ended June 30, 2009 from Ps. 2,655.1 million for the six month period ended June 30, 2008, a decrease of Ps. 306.4 million, or 11.5%. The decrease is explained by a reduction in average lines in service, further penetration of commercial offers including free calls, the decline of Axtel’s largest wholesale customer and lower fixed-to-mobile unit prices resulting from lower fixed-to-mobile costs.

Long distance services. Long distance services revenues decreased to Ps. 612.5 million for the six month period ended June 30, 2009 from Ps. 673.7 million for the six month period ended June 30, 2008, a decrease of Ps. 61.2 million, or 9%. The reduction is mostly explained by a decline in long-distance revenues per minute, an increase in wholesale traffic and also by further penetration of commercial offers including national and international minutes within a monthly rent.

Data and Network. Data and network service revenues totaled Ps. 1,273.7 million in 2009, compared to Ps. 1,237.3 million in 2008, an increase of Ps. 36.4 million. Revenues from dedicated Internet access and VPNs explained most of the increase.

International traffic. International traffic revenues totaled Ps. 609.6 million in 2009, compared to Ps. 467.3, an increase of Ps. 142.3 or 30%. Such increase is explained by more traffic, a dollar appreciation that increases revenues in peso terms, and by an increase of off-net traffic vis-à-vis on-net traffic within the overall mix compared to the six months ended June 30, 2008.

Other services. Revenues from other services decreased to Ps. 696.0 million in the six month period ended June 30, 2009 from Ps. 747.1 million during the six month period ended June 30, 2008, a decrease of Ps. 51.1 million, or 7%. This is mostly explained by a decrease in activation fees and equipment sales, and also by reduced revenues from special services and Axtel’s loyalty program.

Cost of Revenues and Operating Expenses

Cost of revenues. Cost of revenues from operations decreased to Ps. 1,549.2 million for the six month period ended June 30, 2009 from Ps. 1,985.9 million in the six month period ended June 30, 2009, a decrease of Ps. 436.8 million, or 22%. This was due primarily to a reduction in fixed-to-mobile interconnection costs and reduced leased links payments.

Operating expenses. Operating expenses for the six month period ended June 30, 2009 increased Ps. 189.4 million to Ps. 2,029.9 million. During the six month period ended June 30, 2008 this amount was Ps. 1,840.6 million. The increase is mainly explained by the expanded geographic footprint reflected in personnel, rents and maintenance costs.

Adjusted EBITDA. Adjusted EBITDA was Ps. 1,961.3 million for the six month period ended June 30, 2009 as compared to Ps. 1,954.1 million for the same period in 2008, a marginal increase of Ps. 7.2 million. Adjusted EBITDA as a percentage of total revenues was 35.4% for the six month period ended June 30, 2009.

Depreciation and amortization. Depreciation and amortization increased to Ps. 1,577.9 million for the six month period ended June 30, 2009 from Ps. 1,425.5 million for the six month period ended June 30, 2008, an increase of Ps. 152.4 million, or 10.7%. The increase in depreciation and amortization reflects the company’s recent capital expenditures.

Comprehensive financial result. The Company recorded a comprehensive financial loss of Ps. 210.3 million for the six-month period ended June 30, 2009 compared to a Ps. 60.8 million loss during the same period ended June 30, 2008, a larger loss of Ps. 149.5 million. This loss is mainly due to the Mexican peso devaluation.

The following table illustrates the comprehensive financial results comparison:

Comprehensive Financial Result Comparison

	Six-month period ended June 30,		% of
Description	2009	2008	Change

Interest expense	Ps.(403.8)	Ps.(406.8)	-0.7%
Interest income	16.1	28.8	-43.9%
Foreign exchange gain (loss), net	199.8	303.9	-34.3%
Change in fair value of Syndicated Loan	(22.4)	13.4	N/A

Total	Ps. (210.3)	Ps. (60.8)	246.0%

Net Income (loss). We registered a net income of Ps. 137.2 million for the six-month period ended June 30, 2009 compared to Ps. 327.8 million recorded in the six-month period ended on June 30, 2008.

Operating Data

Lines in Service. As of June 30, 2009, lines in service totaled 914,577, a decrease of 57,415 from the same date in 2008.  During the first semester of 2009, gross additional lines totaled 111,762 compared to 137,518 in the same period of 2008. The number of line disconnections in the first semester of 2009 was 132,953, compared to 97,818 in the same period of 2008. As of June 30, 2009, residential lines represented 64% of total lines in service.

Line equivalents (E0 equivalents). We offer dedicated data links with a capacity range from 64 kilobytes per second (“kbps”) to up to 100 megabytes per second (“Mbps”) in all of our thirty-nine existing cities. We account for data links by converting them to E0 equivalents in order to standardize our comparisons versus the industry. As of June 30, 2009 line equivalents totaled 487,458, an increase of 22,746 from the same date in 2008.

Internet subscribers. As of June 30, 2009 Internet subscribers totaled 137,397, an increase of 22%, from 112,852 recorded on the same date in 2008. Broadband subscribers increased 42%, totaling 122,823 as of June 30, 2009. During the first semester of 2009, broadband subscribers increased 30,502 compared to 10,882 thousand in the same period in 2008. This significant growth is explained by the commercial efforts of the Company and the increased capacity available in our WiMAX network. Broadband additions come from new customers as well as up-selling existing subscribers from non-data or lower-speed Internet service to broadband access solutions.

Three Months Ended June 30, 2009 Compared with Three Months Ended June 30, 2008

Revenues from operations

Revenues from operations totaled Ps. 2,746 million in the second quarter of year 2009 from Ps. 2,933 million for the same period in 2008, a decrease of Ps. 187 million, or 6%.

Sources of Revenues

Local services. Local service revenues contributed with 43% of total revenues during the second quarter, compared with 47% in the second quarter of 2008, totaling Ps. 1,174 million for the three-month period ending on June 30, 2009, representing a decrease of -14% compared to the same quarter in 2008. During the quarter, measured service and cellular revenues decreased 29% and 27%, respectively. The decrease in measured service is explained by a reduction in lines in service and further penetration of commercial offers including free local calls. The decline of cellular revenues is explained by less number of lines in service and consequently less traffic, and lower prices from the reduction of fixed-to-mobile termination rates. Monthly rents, measured service and value-added services revenues represented 67% of local revenues during the twelve-month period ended June 30, 2009.

Long distance services. Long distance service revenues totaled Ps. 305 million in the quarter ending June 30, 2009, compared to Ps. 342 million in the same quarter in 2008. The reduction is mostly explained by a decline in long-distance revenues per minute from Ps. 0.81 to Ps. 0.67 year-over-year, which is attributable to an increase in wholesale traffic and commercial offers including national and international minutes within a monthly rent.

Data & Network. Data and network revenues amounted to Ps. 633 million in the second quarter of 2009, compared to Ps. 618 million in the same period in 2008, an increase of Ps. 15 million. Dedicated Internet and VPNs represented 91% of data & network revenues during the quarter.

International traffic. In the second quarter of 2009, International traffic revenues totaled Ps. 311 million, increasing Ps. 82 million or 36% versus same quarter of previous year. This is explained by more traffic, a dollar appreciation that increases revenues in peso terms, and by an increase of off-net traffic vis-à-vis on-net traffic within the overall mix compared to the year-earlier quarter.

Other services. Revenue from other services recorded Ps. 323 million or 12% of total revenues in the second quarter of 2009, compared to Ps. 380 million registered in the same period in 2008. This decrease is mostly ex-

plained by the decrease in activation fees, equipment sales and special services compared with the same quarter of 2008.

Consumption

Local Calls. Local calls totaled 531 million in the three-month period ended June 30, 2009, a decrease of 96 million, or 15%, from 627 million recorded in the same period in 2008. Less traffic from one of our largest wholesale customers and the decline in the average number of lines in service in the quarter compared with the same period in 2008 explain this reduction.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 285 million in the three-month period ended June 30, 2009, compared to 346 million in the same period in 2008, a decrease of 17% equivalent to 60 million minutes. As in the case of local calls, lower cellular traffic from one of our largest wholesale customers and a 5% decline in the average number of lines in service during the period explain the quarterly reduction. Excluding the wholesale customer effect, the average monthly cellular traffic per line increased 4% in the second quarter of 2009 compared to the same period in 2008.

Long distance. Outgoing long distance minutes amounted to 456 million for the three-month period ended June 30, 2009 from 424 million in the same period in 2008, a 32 million minute increase, mostly explained by growth in wholesale traffic and further penetration of commercial offers including national and international minutes within a monthly rent. Domestic long distance minutes represented 96% of total traffic during the quarter.

Cost of Revenues and Operating Expenses

Cost of Revenues. For the three-month period ended June 30, 2009, the cost of revenues declined Ps. 283 million, compared with the same period of year 2008, due to a reduction in fixed-to-mobile interconnection costs, reduced leased links payments and lower domestic long distance costs.

Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the second quarter of 2009, the gross profit amounted to Ps. 2,025 million, an increase of Ps. 96 million or 5%, compared to the same period in year 2008. The gross profit margin increase from 65.8% to 73.8% year-over-year is mostly due to improved cellular margins, domestic long distance costs and reduced link and co-location costs.

Operating expenses. For the second quarter of year 2009, operating expenses totaled Ps. 1,023 million compared to Ps. 929 million for the same period in year 2008. The increase is mainly explained by the expanded geographic footprint reflected in personnel, rents and maintenance costs. For the twelve month period ended June 30, 2009, operating expenses totaled Ps. 3,847 million, coming from Ps. 3,610 million in the same period in 2008, an increase of Ps. 237 million.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 1,002 million for the three-month period ended June 30, 2009, compared to Ps. 1,001 million for the same period in 2008. As a percentage of total revenues, Adjusted EBITDA represented 36.5% of revenues in the second quarter of 2009, 237 bps higher than the margin recorded in the year-earlier quarter.

Depreciation and Amortization. Depreciation and amortization totaled Ps. 783 million in the three-month period ending on June 30, 2009 compared to Ps. 724 million for the same period in year 2008, an increase of Ps. 59 million or 8%. The increased quarterly depreciation is mostly explained by the significant capital expenditures incurred last year.

Operating Income (loss). Operating income totaled Ps. 219 million in the three-month period ended June 30, 2009 compared to an operating income of Ps. 277 million registered in the same period in year 2008, a decrease of Ps. 58 million or -21%.

Comprehensive financial result. The comprehensive financial gain was Ps. 455 million for the three-month period ended June 30, 2009, compared to a gain of Ps. 49 million for the same period in 2008. Comparing quarter-on-quarter results, non-cash FX result moved from a Ps. 216 million gain in second-quarter 2008 to a Ps. 662 million gain in second-quarter 2009.  During the quarter, the Mexican peso appreciated 8% against the dollar.

The following table illustrates the comprehensive financial results comparison:

Comprehensive Financial Result Comparison

	Three-month period ended June 30,		% of
Description	2009	2008	Change
Interest expense	Ps.(189.9)	Ps.(196.6)	-3.4%
Interest income	5.1	12.0	-57.2%
Foreign exchange gain, net	662.3	215.5	207.3%
Changes in fair value of derivative instruments	(22.1)	18.2	N/A
Total	Ps. 455.5	Ps. 49.1	828.1%

Net Income (loss). We registered a net income of Ps. 485.8 million for the three-month period ended June 30, 2009 compared to a gain of Ps. 239.9 million recorded in the three-month period ended on June 30, 2008.

Liquidity and Capital Resources

Historically we have relied primarily on vendor financing, the proceeds of the sale of securities, internal cash from operations and the proceeds from bank debt to fund our operations, capital expenditures and working capital requirements.  Although we believe that we would be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, we may seek additional financing in the capital markets from time to time depending on market conditions and our financial requirements.  We will continue to focus on investments in property, systems and equipment (fixed assets) and working capital management, including the collection of accounts receivable and management of accounts payable.

At June 30, 2009, we had cash and cash equivalents of Ps 1,090.2 million compared to cash and cash equivalents of Ps. 983.4 million in the same date of year 2008.

Net resources provided by operating activities were Ps. 1,488.3 million for the three-month period ended on June 30, 2009 compared to Ps. 1,216.6 million recorded in the same period of year 2008.

Net resources used in investing activities were Ps. (571.3) million for the three-month period ended on June 30, 2009 compared to Ps. (1,020.5) million recorded in the same period of year 2008. These flows primarily reflect investments in fixed assets of Ps. 568.7 million and Ps. 1,010.3 million, respectively.

Net resources (used in) provided by financing activities were Ps. (228.3) million and Ps. (256.5) million for the three-month period ended on June 30, 2009 and 2008, respectively.

We expect to make additional investments in future periods as we selectively expand our network within our coverage area and into other areas of the country in order to exploit market opportunities as well as to maintain our existing network and operating facilities.

Indebtedness

The following table summarizes our total debt, including notes´ premiums and accrued interest, as of the end of each period.

	June 30, 2009	June 30, 2008
2012 Syndicated Term Loan	Ps. 2,497.6	Ps. 2,175.9
2013 Senior Notes	2,145.4	1,671.2
2017 Senior Notes	3,630.6	2,828.1
Lease Obligations	349.9	476.6
Other Financings	552.9	168.8
Notes Premium and Accrued Interest	153.0	127.4
Variation in Fair Value of Synd Loan	175.4	(109.2)
Total Debt including accrued interest	Ps. 9,504.7	Ps. 7,338.8

The Ps. 2,166 million increase in total debt is explained by (i) Ps. 154 million in net incremental debt and lease obligations, (ii) a Ps. 310 million increase in notes´ premiums, accrued interest and change in the fair value of the syndicated loan, and (iii) Ps. 1,702 million increase due to the non-cash effect of the Mexican peso depreciation against the US dollar.

Other

Capitalization of preoperating expenses

We commenced commercial operations in June 1999.  As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing.  These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

Summary of contractual obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	pro forma, payments due by period (US$ in millions)
Contractual obligations:
Debt maturing within one year	$63.0	$63.0	$-	$-	$-
Long-term debt	632.1	-	188.5	168.6	275.0
Interest payments	275.2	53.2	90.3	68.8	62.9
Operating leases	92.7	21.5	28.4	14.6	28.2
Total contractual cash obligation	$1,063.0	$137.7	$307.2	$252.0	$366.1

For the purpose of this information, the Mexican Peso / U.S. Dollar exchange rate is 13.2023

US GAAP Reconciliation

We describe below the principal differences between Mexican GAAP and US GAAP that relate to the operations of Axtel.  See Note 14 to the unaudited consolidated financial statements for reconciliation to US GAAP of shareholders’ equity and net income (loss) for the respective periods presented.

Recognition of the effects of inflation on financial information. Until December 31, 2007, under Mexican GAAP, the effects of inflation were reflected in financial statements.  Such a convention has no counterpart under US GAAP.  However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

Preoperating expenses.  Under Mexican GAAP, all expenses incurred while a company is in the preoperating or development stages are deferred and considered as a component of a company’s assets.  Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations.  According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders’ equity recorded during the developing stage.

Deferred income tax and employees statutory profit sharing.  Under Mexican GAAP deferred income tax is accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.  Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Statement of changes in financial position.  Beginning on January 1, 2008, the Company has been required to prepare a statement of cash flows in accordance with Mexican GAAP.

In accordance with Mexican GAAP, an entity is only required to recognize the effects of inflation when the accumulated inflation equals to, or is higher than 26% in the most recent three-year period. SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements.  However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

Capitalization of interest.  In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted. Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use.  The amount of interest to be capitalized is that portion of the interest cost incurred during the assets’ acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Revenue recognition.  In accordance with Mexican GAAP, we recognized activation fees received upon installation and activation of services when the customer has a contract with an indefinite term. Conversely, US GAAP SAB 104 indicates that the activation is deferred and recognized over the expected term of the customer relationship beginning on the date the service was installed.

Recent Accounting Pronouncements

Recently issued accounting pronouncements under Mexican GAAP

The CINIF has issued the following FRS, effective for years beginning after December 31, 2008, and which do not provide for earlier application.

(a)
FRS B-7 “Business acquisitions”– FRS B-7 supersedes Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition on the acquisition date of net assets, stressing that all business acquisitions should be accounted for using the purchase method.

(b)
FRS B-8 “Consolidated and combined financial statements”- FRS B-8 supersedes Bulletin B-8 "Consolidated and combined financial statements and valuation of permanent investments in shares" and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. Amendments include:

(i)	the obligation to consolidate special purpose entities (SPEs) when controlled;

(ii)
the possibility, under certain rules, of not presenting consolidated financial statements when the parent is, in turn, a subsidiary with no minority interest or when the minority stockholders do not object to the fact that consolidated financial statements are not issued;

(iii)
consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may  change its involvement in decision making at the time of assessing the existence of control; and

(iv)	regulations relating to the valuation of permanent investments have been transferred to a different bulletin.

(c)
FRS C-7 “Investments in associates and other permanent investments”-  FRS C-7 sets forth the rules to account for investments in associates as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standard include the following:

(i)	equity method of accounting is required for SPEs where significant influence is exercised;

(ii)
consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may  change its involvement in decision making at the time of assessing the existence of significant influence; and

(iii)	a specific procedure and a limit for recognizing the associated entity's losses are provided.

(d)
 FRS C-8 “Intangible assets”- FRS C-8 supersedes Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity's operations. Main changes include:

(i)	the definition of intangible assets is narrowed to establish that segregation is not the only condition for the intangible asset to be identifiable;

(ii)
subsequent outlays for research and development projects in progress should be expensed as earned if they are part of the research phase or as an intangible asset if they meet the criteria to be recognized as such;

(iii)	greater detail is provided to account for the exchange of an asset, in accordance with the provisions of international standards and other FRS; and

(iv)	the presumption that an intangible asset may not exceed a useful life of twenty years was eliminated.

Recently issued accounting pronouncements under US GAAP

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), to improve, simplify and converge internationally the accounting for business combinations. SFAS 141R continues the movement toward the greater use of fair value in financial reporting and increased transparency through expanded disclosures. It changes how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. We adopted the provisions of SFAS 141R as of the beginning of our 2009 fiscal year and the adoption did not have a material impact on our financial statements. Future adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the beginning of our 2009 fiscal year apply the provisions of SFAS 141R and will be evaluated based on the outcome of these matters.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Although the standard is based on the same principles as those that currently exist in the auditing standards, it includes a new required disclosure of the date through which an entity has evaluated subsequent events. The Company has been reviewed subsequent event from June 30, 2009 through August 7, 2009.During this period not subsequent event have been identified to disclosure, besides to the already include in accompanying foot notes.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162, or SFAS 168. The FASB Accounting Standards Codification, or Codification, will become the source of authoritative U.S. GAAP recognized by the FASB applicable to non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will no longer be authoritative. SFAS 168 is effective for the Company for the nine-month period ended September 30, 2009 and is not expected to have a material effect on the Company’s financial condition or consolidated results of operations.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (SFAS No. 166). The standard eliminates the concept of a qualifying special-purpose entity and clarifies existing GAAP as it relates to determining whether a transferor has surrendered control over transferred financial assets. SFAS No. 166 limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements presented and/or when the transferor has continuing involvement with the transferred financial asset. The standard also requires enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. SFAS No. 166 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2009, with early adoption prohibited. The new standard will be applied prospectively, except for the disclosure requirements, which will be applied retrospectively for all periods presented. SFAS 166 is not expected to have material effects on the Company’s financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS No. 167), which changes the consolidation model for variable interest entities (VIEs). The standard requires an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and has the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. SFAS No. 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. SFAS No. 167 expands the disclosure requirements for enterprises with a variable interest in a VIE. SFAS No. 167 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2009, with early adoption prohibited.  SFAS 167 is not expected to have material effects on the Company’s financial condition or results of operations.

Critical Accounting Policies

Our consolidated financial statements included elsewhere in this document have been prepared in accordance with Mexican GAAP, which differ in significant respects from US GAAP.  See Note 14 to our consolidated financial statements, included elsewhere in this document, for a description and the effects of the principal differences between Mexican GAAP and US GAAP as they relate to us.

We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

Income taxes, flat tax, and employee statutory profit sharing

Under Mexican GAAP, income taxes, flat tax and employee statutory profit sharing are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Impairment of long-lived assets

The Company evaluates, at least once a year, the adjusted values of its property, systems and equipment and other non-current assets subject to amortization to determine whether there is an indication of potential impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed off are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Revenue recognition

Our revenues are recognized when earned, as follows:

•
Local calling services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls ("measured service"), a per minute usage fee for calls completed on a cellular line ("calling party pays" or "CPP calls") and a monthly fee for value-added services when requested by the customer. The costs related to the termination of our customers' cellular in other carriers' networks are charged to cost in the same month that the revenue is earned.

•
Long distance services. We generate revenues by providing long distance services for our customers' completed calls. The costs related to the termination of our customers' long distance calls in other carriers' networks are charged to cost in the same month that the revenue is earned.

•
Data & Network. We generate revenues by providing Internet, data and network services, like virtual private networks and dedicated private lines. The costs related to providing Internet, data and network services to our customers are charged to cost in the same month that the revenue is earned.

•
International Traffic. We generate revenues terminating international traffic from foreign carriers. The costs related to the termination of international traffic are charged to cost in the same month that the revenue is earned.

•
Other Services. We generate revenues from other services, which include among others, activation fees, equipment installation and customer premises equipment (‘‘CPE’’) for new customers as well as custom-made integrated telecommunications services to corporate customers.

Other costs and expenses related to sales and marketing, costs of leasing land related to our operations and maintenance of the network, billing, payment processing, operator services and our leasing of private circuit links are recorded as incurred.

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104).  This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP.  The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

(a)           there is persuasive evidence of an agreement;

(b)           the delivery was made or the services rendered;

(c)           the sales price to the purchaser is fixed or determinable; and

(d)           collection is reasonably assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the US GAAP reconciliation, we have deferred the activation revenues over a three-year period starting in the month such charge is originated.  This period was determined based on our experience.  The net effect of the deferral and amortization is presented in the US GAAP reconciliation presented in this document.

Estimated useful lives of plant, property and equipment

Axtel estimates the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of its costs, amounting to Ps. 1,433.6 million, or 23% of its operating costs and expenses for the six-month period ending on June 30, 2009.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments.

Derivative financial instruments

The Company accounts for derivatives and hedging activities in accordance with Bulletin C-10 for Mexican GAAP and FASB Statement No. 133, for US GAAP, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which require that all derivative instruments be recorded on the balance sheet date at their respective fair values, including those derivatives embedded in financial or non financial contractual agreements.

  The Company uses financial derivative instruments in order to manage financial exposures, especially foreign exchange related, and rates related. According to NIF C-10 and FASB-133, allows to account such operations as a hedging operation if it accomplishes certain requirements as effectiveness proves, and to avoid the recording of volatility in derivative instruments fair values in the income statement. The Company accounts the operations with financial derivative instruments with hedging activities into two main classifications: (i) fair value hedging and (ii) cash flows hedging.

In spite of last paragraph, the Company has accounted operations with financial derivative instruments under the classification of trade, which fair value have been accounted directly in the income statement. This is due to the fact that some operations did not accomplish some of the requirements in actual norms to be registered under accounting hedge model, even though these operations are hedging activities highly effective.

The Company has financial derivative instruments that are registered as fair value hedge and the accounting register is realized by taking the changes in the fair value and the changes in the fair value of the risk primary position to the results of the year, for their compensation. For the financial derivative instruments registered as cash flow hedging the Company registers in the comprehensive income the change in the fair value of them and at the moment when a profit or loss is realized, is registered at the results of the Company, recycling the comprehensive income.

The ineffectiveness portion of the change in the fair value of a derivative instrument that qualifies as a hedging activity is reported in the income statement.

The Company will discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised. In any of these cases the fair value of the financial instrument is recognized directly in the income statement

Inventory

We periodically examine our inventory in order to determine its obsolescence.  Based on these examinations, we might be required to establish reserves to provide for obsolescence.  To date, those circumstances have not arisen to establish such a reserve.

Doubtful Accounts

We believe that proper management of our working capital is essential to successful management of our finances generally.  For this reason, controlling and monitoring of our accounts receivable is a priority in daily financial management.  In furtherance of the above, we have established a policy of reserving for all balances over 30 days past due.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company and its subsidiaries are exposed, by their normal business relations, to some financial risks which primarily include interest rate risks and foreign exchange rate risks. To mitigate the exposure to those risks, the Company and its subsidiaries use financial derivative instruments.

By using derivative financial instruments to hedge exposures to foreign exchange rate fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties. Under FRS counterparty credit risk is not considered.

The Company must grant collateral, in cash, in the case of receiving a margin call from the counterparty; a margin call is received when the fair value of the derivative instruments is in excess of the amount established or threshold established by the counterparty.  The amounts in excess of the threshold should be guaranteed by the collateral.

For financial derivative instruments that are designated as hedging activities, the Company and its subsidiaries formally document the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed and the methodology to measure the ineffectiveness.

The Company and its subsidiaries assess, prospectively and retrospectively, at inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective according to accounting standards. The ineffective portion of the change in fair value of a derivative instrument is recorded in the results as part of the CFR. Due to the fact that the fair value of financial derivative instruments may suffer significant fluctuations, it is very probable that the Company will be exposed to the volatility related to unrealized profits and losses due to the changes in the fair value of financial derivative instruments in the future.

Financial derivative instruments designated as hedges

According to the accounting models for hedging activities that are permitted by financial accounting standards, the dimension, risks and estimated impact in the balance sheet or income statement of the following financial derivative instruments are presented below. Contrarily to financial instruments with trading purposes, the derivatives designated as hedges will not generate volatility in the income statement, as long as the instruments are highly effective and continue to meet the financial accounting standards to keep the classification as hedging activities.

Fair value hedge

a)
On March 22, 2007, the Company entered into a CCS (Currency Swap) to cover the exchange rate risk generated by the syndicated term loan for U.S. $110.2 million, which matures in February 2012, in which the Company will receive payments of 3 month Libor plus 150 basis points over U.S. $110.2 million notional and will pay a monthly rate of TIIE 28 days plus 135 basis points over Ps. 1,215.5 notional which includes the amortizations of principal. The risks assumed by the Company in this transaction are a significant decrease in the accounted for exchange rate, an increase in the TIIE rate and/or a decrease in the LIBOR rate. This transaction is accounted for under the fair value hedge accounting model.

(Amounts in charts are expressed in millions)

			Estimated fair value (USD)
Counterpart	Notional	Conditions	June 2009 (Unaudited)	December 2008 (Unaudited)
Credit Suisse	$1,215.5MXP $110.2 USD	The Company pays TIIE + 135 basis points and receives Libor + 150 basis points	$16.1	$23.3

For the six months period ended June 30, 2009 the change in the fair value, without considering accrued interests, of the hedging activity of the syndicated term loan resulted in an unrealized loss amount of U.S. $7.6 million recognized in the comprehensive financial result, offset it by the change in the fair value of the debt valuated at June 30, 2009 in U.S. $5.7 million.

Cash flow hedge

On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at a fixed annual rate of 7.625%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 3,038.75 (nominal value) at a fixed annual rate of 8.54% on February 1st and August 1st until February 1st 2012. The risks assumed by the Company in this transaction are a significant decrease in the exchange rate, an increase in the TIIE rate and/or a decrease in the LIBOR rate.

As of June 30, 2009, the CCS information is as follows:

(Amounts in charts are expressed in millions)

			Estimated fair value (in USD)
Counterpart	Notional	Basic conditions	June 2009 (Unaudited)	December 2008 (Unaudited)
Credit Suisse	$3,039 MXP $275 USD	The Company pays fixed annual rate of 8.54% and receives fixed annual rate of 7.625%	$5.5	$12.4

For the six months period ended June 30, 2009, the change in the fair value of these CCS is an unrealized loss amount of U.S. $7.3 million. This loss was recognized within the other comprehensive income section of equity, net of deferred taxes.

Embedded derivatives

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recorded U.S. $0.3 million from embedded derivatives effects during the six-month period ended June 30, 2009.

ITEM 4.	CONTROLS AND PROCEDURES

Management’s Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2009. The Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of June 30, 2009 were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting,

PART II - OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

We are currently party to the following material legal proceedings:

Spectrasite Dispute

In March 2002, Spectrasite Communications México, S. de R.L. de C.V. (‘‘Spectrasite México’’) filed an action against us in the 30th Civil Court in México City. Spectrasite México is seeking recovery of a deposit in the amount of US$13.0 million that Spectrasite México made with us in connection with a proposed sale-leaseback of towers. We, in turn, countersued Spectrasite México and Spectrasite Communications Inc. for breach of contract in a related action. If the court rules against us, the deposit will have to be reimbursed as will Spectrasite México’s legal costs and expenses and any other applicable amounts considered direct damages in accordance with applicable Mexican laws. If the court rules in our favor, we may be able to retain the deposit and/or any other applicable amounts considered as direct damages in accordance with applicable Mexican laws, in addition to receiving payment of our legal costs and expenses. On December 15, 2004, Spectrasite Communications Inc. was duly served. On April 1, 2008, the trial court ruled against us ordering Axtel to return the deposit and applicable interests. The Company will appeal the trial court’s order before the Superior Court of Appeal. On March 2009, the Superior Court of Appeal ruled in our favor discharging us of our obligation to return the deposit and its interest and ordering Spectrasite Mexico to pay damages to us. Spectrasite México and Spectrasite Communications Inc. have filed a constitutional review challenging such State Superior Court’s decision; the resolution by the Federal Court is pending.

Regulatory Proceedings

In April 2006, The Federal Communications Commission (“COFETEL”) issued new general rules for the obligation to implement, on a national level, the system named ‘‘Calling Party Pays’’. Under the new legal framework the interconnection fees for national and international long distance calls will be increased. Axtel and Avantel have challenged such legal framework in the administrative and judicial courts of México. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they are not resolved in our favor.

In August 2006, COFETEL resolved interconnection disputes between Radiomóvil Dipsa, S.A. de C.V. and/or affiliates, (“Telcel”) and Avantel. In this resolution COFETEL approved a reduction of the interconnection fees to be paid by Avantel for calls terminated in Telcel’s network for the years between 2005 and 2010. Telcel challenged this resolution. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact that these proceedings may have if they are not resolved in Avantel’s favor.

In August 2006, COFETEL resolved interconnection disputes between us and Telcel. In this resolution COFETEL approved a reduction of the interconnection fees to be paid by us for calls terminated in Telcel’s network for the years between 2005 and 2010. Telcel challenged this resolution. This proceeding has been resolved confirming the reduced interconnection tariffs for the years between 2005 and 2007. The new resolution has been challenged by us and also by Telcel, and we cannot determine with reasonable certainty the impact that these proceedings may have if they are not resolved in our favor. In addition, we have started new administrative proceedings before COFETEL in order to obtain new interconnection tariffs for the years between 2008 and 2011. Due to a delay in the resolution by COFETEL under this proceeding, we legally requested the SCT (Secretaria de Comunicaciones y Transportes) to resolve this proceeding.

In addition to the foregoing, on May 2007, COFETEL resolved other interconnection disputes initiated by Axtel against Iusacell PCS, S.A. de C.V. and affiliates (“Iusacell”), Pegaso PCS, S.A. de C.V. and affiliates (“Telefonica Movil”) and Operadora Unefon, S.A. de C.V. (“Unefon”). COFETEL approved a reduction of the interconnection fees with respect to such cellular telephone companies. We challenged this resolution before the SCT.

On September 1, 2008, the SCT resolved such disputes issuing four resolutions for four administrative disputes concerning interconnection disagreements previously filed in COFETEL against Telcel, Iusacell, Telefonica Movil and Unefon.

The resolutions issued by the SCT, contemplated, in first instance the application of new interconnection rates starting in the month of September 2008 and in second instance the retroactive application of those rates. In the case of Telcel starting at January 1, 2008, and for the case of the other cellular telephone companies (Iusacell, Telefonica Movil and Unefon), starting in October 2006.

Therefore under the final definitive resolutions, the cellular telephone companies are obligated to bill the Company according to the terms of the resolutions (rates based on the real duration of the call) for the termination of calls in mobile phones under the modality of “Calling Party Pays”, starting on the month of September 2008. In addition, there is a possibility that the Company could claim the amounts that it has paid in excess of the new rates during the period prior to September 1, 2008.

As of December 31, 2008, according to the resolutions of the SCT and using some preliminary information of the Company, Axtel and Avantel would have paid in excess to Telcel approximately the amount of Ps. 398 million and Ps. 397 million to the rest of the cellular telephone companies, as shown in the next table:

As a result of the resolutions issued by the SCT, the Company applied the new interconnection fees since August 2008. The new interconnection fees paid to Telcel in 2008 were Ps. 0.5465 per minute, and Ps. 0.6032 per minute for the rest of the cellular telephone companies. Applying the concept of non-discriminatory treatment, Avantel also adopted the rates mentioned above. Prior to SCT’s resolutions, Axtel and Avantel were paying the SCT Ps. 1.32 for each real minute to Telcel and Ps. 1.21 for each rounded minute to Iusacell, Telefonica Movil and Unefon. Nevertheless, all cellular telephone companies kept invoicing the Company for the traffic termination under the modality of “Calling Party Pays” applying the interconnection fees applicable previously to SCT’s resolutions. As of December 31, 2008, the difference between the amounts paid by the Company according to the new rates and the amounts invoiced by the cellular telephone companies amounted to approximately Ps. 318 million.

Due to the fact that Telcel and the other cellular telephone companies have presented, before the Federal Courts, their disagreements regarding the resolutions issued by the SCT, Axtel and Avantel have a contingency in the event that Federal Courts rule against these resolutions and as a result establishes different rates than the ones established by the SCT. The contingency would be the difference between the rate established by SCT and the rate that the Federal Court could establish in the case that the later are higher than Ps. 0.5465 for each real minute for Telcel and Ps. 0.6032 for each real minute for Iusacell, Telefonica Movil and Unefon. The Company has recognized the cost based on Ps. 0.5465 per each real minute for Telcel and Ps. 0.6032 per each minute for the rest of the mobile carriers for periods subsequent to August 2008.

With respect to the possibility of recovering the payments made in excess for periods prior to August 2008, potential recovery of such amounts is not automatic and compensation of balances is not contemplated under the interconnection agreements. Therefore, to obtain reimbursements, the Company may be required to take ordinary mercantile lawsuits against the cellular telephone companies, among other alternatives. In the case that the Company decides to take this route any claimed amounts by the Company in such litigation will be subject to interpretation by the judges based upon the documents presented by the parties. Due to the characteristics and complexity of the SCT resolutions and their effects, it is very likely that these procedures will be prolonged for a long period of time and the outcome of such trials is subject to great uncertainty. As of December 31, 2008, the Company has not recorded any benefits of the new lower rates for periods prior to August 2008.

With respect to the aforementioned SCT’s resolutions, the Company has knowledge that Telcel, Iusacell, Telefonica Movil and Unefon have asked the courts for a suspension against the application of the resolutions, although the Company has not been notified yet. These proceedings have not been resolved yet and we cannot determine with reasonable certainty the impact that these proceedings may have if the same are not resolved in our favor.

In addition to the foregoing, on April 2009 the COFETEL resolved the interconnection disputes initiated by Avantel against Telcel, Telefónica Movil, Iusacell and Unefon regarding the interconnection for termination of long distance calls under the system named ‘‘Calling Party Pays’’. The COFETEL resolved setting the same interconnection fees as previously resolved. The new resolutions will be challenged by Avantel and may also be challenged by the mobile operators; we cannot determine with reasonable certainty the impact these proceedings may have if they are not resolved in Avantel’s favor.

In December 2005, COFETEL determined the proportion of call attempts that each of the operators with an international port had the right to collect from 1999 through 2004. Avantel challenged this resolution by initiating various administrative procedures. These proceedings have not yet been resolved, and we cannot determine with reasonable certainty the impact these proceedings would have if they are not resolved in our favor.

In March 2009, COFETEL resolved an interconnection disagreement procedure between the Company and Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding the tariffs for termination of national long distance calls from the Company to Telmex. In such administrative resolution, COFETEL approved a reduction in the tariffs for termination of national long distance calls applicable to those cities in which Telmex does not have interconnection access points; these tariffs were reduced from Ps. 0.75 per minute to US$0.0105 or US$0.0080 per minute (depending on the place where the Company delivers the long distance call).

Nevertheless, Telmex remains invoicing the Company for the termination of long distance calls applying the rates previous to the resolutions mentioned above. As of June 30, 2009, the difference between the amounts paid by the Company according to the new rates and the amounts invoiced by Telmex was approximately Ps. $591.0 million.

Telmex filed a complaint before the Federal Tax and Administrative Court (Tribunal Fiscal y de Justicia Administrativa) requesting the nullification of COFETEL’S administrative resolution. The Company (Axtel and Avantel) have a contingency in the case that the Federal Tax and Administrative Court rules against us and that as a result establishes different rates compared to the ones established by COFETEL. The Company, at this stage, believes that the rates under COFETEL’s resolution will prevail, therefore has recognized the cost based on the tariffs approved by COFETEL. Considering that the complaint is recent, the Company together with its legal advisors, are evaluating the steps to be followed in this case.

ITEM 1A.RISK FACTORS

No material changes from information disclosed in the Form 20-F filed for the year ended on December 31, 2008.

ITEM 2.UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3.DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5.OTHER INFORMATION

No material changes from information disclosed in the Form 20-F filed for the year ended on December 31, 2008.

ITEM 6.EXHIBITS AND REPORTS

No material changes from information disclosed in the Form 20-F filed for the year ended on December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A.B. de C.V. By: /s/ Felipe Canales Tijerina Felipe Canales Tijerina Chief Financial Officer
Date: August 13, 2009

EXHIBITS

Exhibit Number	Description

1.1
Corporate By-laws (Estatutos Sociales) of Axtel, S.A. de C.V. (“Axtel”),  together with an English translation (incorporated herein by reference to Exhibit 3.1 of our Registration Statement on Form F-4, File No. 333-114196)

1.2
English summary of Amended Corporate By-laws (Estatutos Sociales) and Articles of Incorporation of Axtel, S.A.B de C.V. (incorporated by reference to Exhibit 1.2 of our submission of Form 20-F for the fiscal year ended December 31, 2006. File No. 333-114196).

2.1
Indenture, dated as of December 16, 2003, among Axtel, the Subsidiary Guarantors named therein and The Bank of New York, as Trustee, governing Axtel’s $175,000,000 aggregate principal amount of 11% Senior Notes due 2013 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No. 333-114196).

2.2	Specimen Global Note representing Axtel’s 11% Senior Notes due 2013 (incorporated herein by reference to Exhibit 4.2 of our Registration Statement on Form F-4, File No. 333-114196).
2.3	Form of Specimen Global Note representing the exchange notes (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-114196).
2.4
Registration Rights Agreement, dated as of December 16, 2003 among Axtel, the Subsidiary Guarantors named therein and Credit Suisse First Boston LLC (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on Form F-4, File No. 333-114196).

2.5
Registration Rights Agreement dated as of January 13, 2005, among Axtel, the Subsidiary Guarantors named therein and Credit Suisse First Boston LLC (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on Form F-4, File No. 333-123608).

4.1
Unanimous Shareholders Agreement, dated as of October 6, 1997, among Bell Canada International (México Telecom) Limited, Telinor Telefonia, S.A. de C.V. (“Telinor”), Worldtel México Telecom Ltd.  And Axtel (formerly known as Telefonia Inalambrica Del Norte, S.A. de C.V.) (incorporated herein by reference to Exhibit 9.1 of our Registration Statement on Form F-4, File No. 333-114196).

4.2	Joinder Agreement, dated as of March 20, 2003, among Axtel and Nortel Networks Limited (incorporated herein by reference to Exhibit 9.2 of our Registration Statement on Form F-4, File No. 333-114196).
4.3
Concession title granted by the Mexican Ministry of Communications and Transportation (the “Ministry”) in favor of Axtel (formerly known as Telefonia Inalambrica Del Norte, S.A. de C.V.), dated June 17, 1996, together with an English translation of such concession title (incorporated herein by reference to Exhibit 10.1 of our Registration Statement on Form F-4, File No. 333-114196).

4.4
Amendment, dated December 19, 2002, of concession title granted by the Ministry in favor of Axtel, dated June 17, 1996, together with an English translation of such amendment (incorporated herein by reference to Exhibit 10.2 of our Registration Statement on Form F-4, File No. 333-114196).

4.5
Concession title granted by the Ministry in favor of Axtel, dated October 7, 1998, together with an English translation of such concession title (incorporated herein by reference to Exhibit 10.3 of our Registration Statement on Form F-4, File No. 333-114196).

Exhibit Number	Description

4.6
Concession title granted by the Ministry in favor of Axtel, dated April 1, 1998, together with an English translation of such concession title (incorporated herein by reference to Exhibit 10.4 of our Registration Statement on Form F-4, File No. 333-114196).

4.7
Concession title granted by the Ministry in favor of Axtel, dated June 4, 1998, together with an English translation of such concession title (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-4, File No. 333-114196).

4.8
Engagement Letter, dated as of May 15, 2002, by and among Axtel and The Blackstone Group L.P. (incorporated herein by reference to Exhibit 10.6 of our Registration Statement on Form F-4, File No. 333-114196).

4.9
Restructuring Agreement, dated as of  March 20, 2003 by and among Axtel, Nortel Networks Limited, Nortel Networks de México, S.A. de C.V. and Toronto Dominion (Texas), Inc. (incorporated herein by reference to Exhibit 10.7 of our Registration Statement on Form F-4, File No. 333-114196).

4.10
Master Agreement for the Provision of Local Interconnection Services, dated as of February 25, 1999, entered into by and between Telefonos de México, S.A. de C.V., Telefonia Inalambrica Del Norte, S.A. de C.V. (predecessor company to Axtel, S.A. de C.V.) (incorporated herein by reference to Exhibit 10.9 of our Registration Statement on Form F-4, File No. 333-114196).

4.11
Technical Assistance Support Services Agreement for FWA Equipment, dated as of March 20, 2003, among Nortel Networks UK Limited and Axtel (incorporated herein by reference to Exhibit 10.11 of our Registration Statement on Form F-4, File No. 333-114196).

4.12
FWA Technology License Agreement, dated as of March 20, 2003, among Nortel Networks Limited and Axtel (incorporated herein by reference to Exhibit 10.12 of our Registration Statement on Form F-4, File No. 333-114196).

4.13
FWA Special Agreement, dated as of September 30, 2003, among Nortel Networks UK Limited and Axtel (incorporated herein by reference to Exhibit 10.13 of our Registration Statement on Form F-4, File No. 333-114196).

4.14
Purchase and License Agreement for FWA Equipment and the Technical Assistance Support Services Agreement for FWA Equipment, dated as of December 28, 2004, between Airspan Communications Limited and Axtel (incorporated herein by reference to Exhibit 10.12 of our Registration Statement on Form F-4, File No. 333-123608) (certain portions of Exhibit 10.12 have been omitted pursuant to a request for confidential treatment).

4.15
Amendment No.3 to the Technical Assistance Support Services Agreement for FWA Equipment, dated as of December 28, 2004, between Airspan Communications Limited and Axtel (incorporated herein by reference to Exhibit 10.13 of our Registration Statement on Form F-4, File No. 333-123608) (certain portions of Exhibit 10.13 have been omitted pursuant to a request for confidential treatment).

4.16
Summary of Avantel acquisition documents (Master Agreement, Asset Purchase Agreement, Partnership Interest Purchase Agreement) (incorporated by reference to Exhibit 4.16 of our submission of Form 20-F for the fiscal year ended December 31, 2006. File No. 333-114196).

4.17
Summary of Avantel agreement entered into with Telmex and Telnor (Long Distance Interconnection Agreement, Agreement for 800 numbers access toll free service, Local Interconnection Agreement, Settlement Agreement, Capacity Lease Agreement) (incorporated by reference to Exhibit 4.17 of our submission of Form 20-F for the fiscal year ended December 31, 2006. File No. 333-114196).

4.18
Bridge Credit Agreement entered into with Credit Suisse, Cayman Islands Branch, acting as the Administrative Agent, various financial institutions and Axtel on November 30, 2006 (incorporated by reference to Exhibit 4.18 of our submission of Form 20-F for the fiscal year ended December 31, 2006. File No. 333-114196).

4.19
Term Loan Agreement entered into with Citibank, N.A. as the Administrative Agent and Banco Nacional de México, S.A. Integrante del Grupo Financiero Banamex, as the Peso Agent, various Financial Institutions, and Axtel on November 30, 2006(incorporated by reference to Exhibit 4.19 of our submission of Form 20-F for the fiscal year ended December 31, 2006. File No. 333-114196).

4.20
Amended and Restated Credit Agreement dated as of November 30, 2006, as amended and restated as of February 23, 2007, among AXTEL, S.A.B. DE C.V., as Borrower, certain subsidiaries of the Borrower, as Guarantors, various financial institutions, as Lenders, CITIBANK, N.A., as the Administrative Agent, and BANCO NACIONAL DE MÉXICO, S.A., INTEGRANTE DEL GRUPO FINANCIERO BANAMEX, as the Peso Agent (incorporated by reference to Exhibit 4.20 of our submission of Form 20-F/A No. 1 for the fiscal year ended December 31, 2007. File No. 333-114196).

7.1
Statement regarding computation of ratio of earnings to fixed charges (according to Mexican GAAP) (incorporated by reference to Exhibit 7.1 of our submission of Form 20-F/A No. 1 for the fiscal year ended December 31, 2007. File No. 333-114196).

7.2
Statement regarding computation of ratio of earnings to fixed charges (according to U.S. GAAP) (incorporated by reference to Exhibit 7.2 of our submission of Form 20-F/A No. 1 for the fiscal year ended December 31, 2007. File No. 333-114196).

8.1
List of Axtel Subsidiaries including the Avantel companies (incorporated by reference to Exhibit 4.20 of our submission of Form 20-F/A No. 1 for the fiscal year ended December 31, 2007. File No. 333-114196).

12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).